

Moody's Corporation


03016931



2002 ANNUAL REPORT



CHAIRMAN'S MESSAGE



Clifford L. Alexander, Jr.
Chairman

2002 was a year of continuing growth for Moody's Corporation. Revenue increased from $797 million in 2001 to $1,023 million in 2002. Earnings per share were $1.83, up 39% from 2001. It was also a year of enormous turmoil in America's business community. We were shaken by revelations of improper accounting practices, enormous greed by some business people and by criminal behavior. From this turmoil has come renewed emphasis on corporate governance. Legislative enactments and regulatory examinations have properly contributed to needed reforms in the American business environment.

Moody's Investors Service has heightened its own responsibility with increased emphasis on corporate governance in the analysis of companies we rate.

Corporate governance does not lend itself to ready or easy definition. It must be recognized as a "work in progress." Checking on whether the right words are used in a corporate board charter may be necessary, but those words are only a beginning. It is essential for us to recognize that there are various audiences who are judging companies by their corporate governance practice and behavior. And investors, employees, regulators, legislators and the general public place emphasis on certain aspects of corporate behavior that they see as important.

We believe that the key element in good corporate governance is the creation and maintenance of a workplace environment dominated by fiscal clarity and ethical behavior at all levels of the business. Yes, measurement is sometimes difficult and even cumbersome – but we nonetheless make a full effort to measure as best we can.

To this end, Moody's Investors Service announced in June 2002, that it will give greater analytic focus to the quality of financial accounting and the transparency of corporate disclosure, corporate governance issues and risk management and derivative issues related to credit.

We at Moody's Corporation will continue to do our best to improve our corporate governance as well so that we are as fine an example of transparency and checks and balances as we can be. This is a process that our Board of Directors and employees will emphasize in 2003 and beyond.

To our shareholders – our thanks for your continued faith in our company. We will continually strive to be worthy of your trust.

Sincerely,

Clifford L. Alexander, Jr.

FINANCIAL HIGHLIGHTS

Amounts in millions, except per share data	2002	2001	2000	1999	1998
OPERATIONS[1]					
Revenue	$1,023.3	$796.7	$602.3	$564.2	$495.5
Operating Income	$ 538.1	$398.5	$288.5	$270.4	$221.3
Net Income	$ 288.9	$212.2	$158.5	$150.5	$132.0
Diluted EPS	$ 1.83	$ 1.32	$ 0.97	$ 0.92	$ 0.77
Pro Forma Diluted EPS[2]	NA	$ 1.30	$ 0.91	$ 0.84	$ 0.64
BALANCE SHEET					
Total Assets	$ 630.8	$505.4	$398.3	$274.8	$296.2
Long-Term Debt[3]	$ 300.0	$300.0	$300.0	—	—
EQUITY TRANSACTIONS[3]					
Cost of Share Repurchases	$ 369.9	$267.6	$ 71.8	—	—
Dividends Paid	$ 27.8	$ 28.3	$ 7.2	—	—

[1] Amounts presented exclude operating results and one-time gains related to Moody's Financial Information Services division, which was divested in 1998.
[2] Pro forma diluted earnings per share is further adjusted to include interest expense on $300 million of debt in 1998, 1999 and 2000, to exclude interest income on excess cash in 2000 and 2001, and to reflect the 2000 effective tax rate of 44.2% in 1998 and 1999. No pro forma adjustments were made in 2002.
[3] Amounts reported are for the period subsequent to the September 30, 2000 separation from The Dun & Bradstreet Corporation. The cost of share repurchases does not reflect net proceeds from employee stock plans or related tax benefits.


REVENUE[1]
Amounts in millions
$495.5
$564.2
$602.3
$796.7
$1023.3
1998
1999
2000
2001
2002
OPERATING INCOME[1]
Amounts in millions
$221.3
$270.4
$288.5
$398.5
$538
1998
1999
2000
2001
2002
PRO FORMA DILUTED EPS[2]
$0.64
$0.84
$0.91
$1.30
$1.83
1998
1999
2000
2001
2002

AT-A-GLANCE

Moody's Corporation is the parent company of Moody's Investors Service and Moody's KMV. Moody's employs 2,100 associates and we maintain offices in most of the world's major financial centers.

Moody's Investors Service is among the world's most respected, widely utilized sources for credit ratings, research and risk analysis. In addition to ratings, Moody's publishes market-leading credit opinions, deal research and commentary that reach more than 3,000 institutions and 20,000 subscribers across the globe.

Moody's integrity and deep market expertise have earned it the trust of capital markets participants worldwide. Our ratings and analysis track over $30 trillion of debt covering approximately 136,000 corporate and government securities, 67,000 public finance obligations, 6,000 corporate and financial institution relationships and 100 sovereign nations. Moody's default studies validate our predictive ratings. Our published research and well-attended investor briefings keep investors current with the rationale for our credit opinions.

Moody's KMV is the leading provider of quantitative services that help financial institutions and corporations manage credit-sensitive assets. MKMV's models provide current default probabilities, recovery estimates, valuations and correlations and are widely used to assess portfolio risk/return. Serving over 1,500 clients in 60 countries, including most of the world's 100 largest financial institutions, MKMV maintains the largest database of corporate defaults in the world.

REVENUE DISTRIBUTION AND GROWTH BY PRODUCT

REVENUE BY PRODUCT

2002 Total Revenue $1,023 Million



MKMV
8%
37%
Structured Finance
Research
9%
Public Finance
8%
15%
22%
Financial Institutions & Sovereign Risk
Corporate Finance

Figures do not add to 100% due to rounding.

COMPOUND ANNUAL GROWTH RATE 1997—2002



Structured Finance
31%
Corporate Finance
14%
Financial Institutions & Sovereign Risk
14%
Public Finance
6%
Research
21%
MKMV*
29%

** Excludes KMV*

CONSISTENT, LONG-TERM HISTORY OF GROWTH



REVENUE ($ MILLIONS)
OPERATING INCOME ($ MILLIONS)
1,200
1,000
800
600
400
200
0
600
500
400
300
200
100
0
Revenue
Operating Income
1981 1982 1983 1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002

MOODY'S GLOBAL PRESENCE


CZECH REPUBLIC
RUSSIA
GERMANY
ENGLAND
IRELAND
FRANCE
SPAIN
ITALY
CYPRUS
CANADA
UNITED STATES
MEXICO
BRAZIL
CHILE
ARGENTINA
INDIA
SINGAPORE
AUSTRALIA
CHINA
KOREA
JAPAN
TAIWAN
HONG KONG
OFFICE
JOINT VENTURE
Note: Office and Joint Venture in China

REVENUE DISTRIBUTION AND GROWTH BY REGION


REVENUE BY REGION
2002 Total Revenue $1,023 Million
Other Non-U.S.
11%
66%
U.S.
23%
Europe
COMPOUND ANNUAL GROWTH RATE 1997—2002
U.S.
15%
Europe
37%
Other Non-U.S.
27%

GROWTH IN GLOBAL DEBT


4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
GLOBAL ISSUANCE ($ BILLIONS)
Total (CAGR=16%)
Corporates, Financial Institutions, U.S. Public Finance, Sub-Sovereigns (CAGR=13%)
Structured Finance (CAGR=26%)
1996
1997
1998
1999
2000
2001
2002
Moody's estimates

DEAR SHAREHOLDERS

It is a pleasure to report that Moody's had another fine year in 2002. Moody's is an extraordinary business that has produced outstanding results and has exceptional opportunities for the future. The company generated record revenue, operating income and earnings per share in 2002. We also increased market share in our core ratings business, broadened our geographic reach and expanded our quantitative credit risk assessment and management business.

During 2002 Moody's ratings business also experienced challenging capital market conditions, including fraudulent financial reporting by large debt issuers and a record volume of defaults by issuers we had rated investment grade within the previous one year. We have taken necessary steps to learn from these difficult market conditions and to continue to satisfy the market's need for independent and predictive opinions of creditworthiness.



John Rutherfurd, Jr.
President and Chief Executive Officer

During 2002 the ratings industry also faced expanded regulatory scrutiny both in the United States and worldwide. A significant positive outcome of this scrutiny is that no credit rating agency was found to have been involved in the scandals that affected some other securities industry participants.

The scrutiny also confirmed the important role and function of rating agencies in today's financial marketplace. Accordingly, regulators are seeking to ensure that the industry continues to exhibit proper behavior. As Moody's follows and will continue to follow best practices for the ratings industry, we are confident that new regulations affecting rating agency conduct will not have a negative impact on our business.

The current regulatory review will result in the creation of one or more additional licensed rating agencies in the United States. We do not believe that the value of Moody's business depends on regulatory license, but rather on our long-term track record of predictive ratings and the market's widespread trust in our services. Notwithstanding additional regulatory licenses, we are committed to maintaining and improving the value that we deliver to our customers, our employees and our shareholders.

In 2002, Moody's produced exceptional operational and financial results, capitalizing on strong cyclical and secular forces

Revenue rose to $1,023 million, an increase of 28% from then-record revenue of $797 million in 2001. Operating profit rose 35% and earnings per share increased 39%. Excluding the impact of the KMV acquisition, which took place on April 12, 2002, revenue grew 23% in 2002.

Moody's also generated impressive cash flow in 2002. After-tax cash flow for the year, before dividends, share repurchases and the KMV acquisition totaled $291 million, equivalent to 101% of net income.

During 2002 Moody's continued to expand our share of the global ratings market. By our estimates, we started the year slightly behind our main competitor in terms of market share as measured by global industry revenue. Our estimates show that Moody's attained equal market share in the first half and for the full year 2002. We attribute much of Moody's 2002 increase in market share to our global strength in structured finance, which has been our fastest growing business.

Moody's continued to expand geographically as well. Revenue outside the U.S. grew 45% in 2002, increasing to 34% of total revenue from 18% just five years ago. Excluding the impact of KMV, international revenue grew 36% in 2002.

International revenue has grown much faster than U.S. revenue, and we expect this trend to continue for the foreseeable future. Moody's now maintains offices in most of the world's major financial centers. We continue to build our staff in existing offices and to open new offices, expanding our network to meet the needs of the global capital markets. During 2002 we added nearly 90 employees outside the U.S. and opened or announced plans to establish offices in South Africa, Taiwan and China.

In 2002 we also completed the acquisition of KMV, the leading provider of quantitative credit assessment and management services. We also successfully integrated KMV with our existing quantitative credit risk management business, Moody's Risk Management Services, to form Moody's KMV. At the time of the acquisition, we set out multi-year revenue and profitability goals for Moody's KMV. I am pleased to report that Moody's KMV exceeded its targets for 2002, ending the year with revenue of $97 million on a pro forma basis, as if we had owned KMV for the full year. By 2005 we expect Moody's KMV's revenue to grow to $200 million with a pre-tax profit margin (before amortization of acquisition intangibles) in excess of 20%.

Moody's strong cash generation in 2002, together with borrowings of $107 million under our bank credit lines, allowed us to fund our strategic acquisition of KMV for $210 million and to return excess cash to shareholders by means of share repurchase.

Moody's generated record revenue, operating income and earnings per share in 2002. We also increased market share in our core ratings business, broadened our geographic reach and expanded our quantitative credit risk assessment and management business.

During 2002, the company repurchased 8.2 million shares at a total cost of $370 million, including 2.7 million shares to offset issuance under employee stock plans. Moody's completed its second $300 million share repurchase authorization and the Board of Directors authorized an additional $450 million program, which we expect to complete by mid-2004.

By the end of 2002, Moody's had repurchased 19.5 million shares at a total cost of $709 million, including 6.1 million shares to offset issuance under employee stock plans, since the separation from Dun & Bradstreet in September 2000. Moody's approach to returning excess cash to our shareholders by means of share repurchase is based on the current relative tax efficiency of capital gains over dividends. If relative tax rates change, Moody's will reconsider our dividend and share repurchase policies.

Significant growth prospects should propel our continued long-term success

Moody's is an investment in the growth of the debt capital markets. On a global basis, total public debt issuance, excluding instruments issued or guaranteed by sovereigns, rose at a compound annual rate of 16% since 1996. Issuance by corporations, financial institutions, U.S. public finance entities and sub-sovereigns rose at a compound annual rate of 13% and structured finance issuance at 26%. We believe that debt capital markets will continue to grow and we expect particularly healthy growth outside the United States and in global structured finance.

In developed markets such as Europe, we believe that the public debt capital markets will provide an increasing share of business credit financing over time and that the bank lending share will decline. Over the long term, this process could grow the European public bond market in an amount equal to the current size of the U.S. market.

We also expect growth in other public debt capital markets, particularly in the large economies of Russia, China and India. Moody's has implemented important joint ventures in these and other developing markets to help meet the needs of local borrowers accessing the capital markets.

We also expect to capitalize on growth in global structured finance. Structured finance is growing rapidly due to internationalization and financial innovation, and is increasingly being adopted in Europe and Asia. Structured finance vehicles that are well accepted in the U.S. – such as residential and commercial mortgage-backed securities and credit derivatives – continue to gain acceptance and market penetration in Europe, Japan and the world's emerging economies. Adding to this growth is the passage of laws enabling or facilitating structured finance issuance, expansion of eligible asset types, and the rapid development of new securitization structures.

The groundwork we established with Moody's Risk Management Services and our acquisition of KMV position Moody's to benefit from increasing acceptance of and demand for market-based and quantitative credit assessments. We expect increased adoption of these approaches and processes by lending banks as well as other investors in credit-sensitive assets throughout the world.

New products in our pipeline, such as the evaluation of credit assets based on default probabilities, credit indices,

Moody's is an investment in the growth of the debt capital markets.

and credit portfolio performance measurement, will increase the value that we provide to our customers. Also driving growth in this market will be the new banking regulatory environment, known as "Basel II", which will permit banks with approved credit models and risk management controls to hold less regulatory capital, increasing their profitability.

Moody's has a strong brand, market share and management to capitalize on market growth

Moody's brand name is recognized around the world as a leading authority on credit assessment. Our strong market share in the global ratings industry is evidence of the value issuers, investors and intermediaries place on our expertise. Moody's ratings and research business continues to enjoy the leadership of a seasoned management team with an average of 12 years experience with the company. In our Moody's KMV quantitative credit assessment business we have a world-class team of innovators and implementers.

We are taking the right steps to ensure Moody's continued success

A number of recent, high profile defaults have heightened awareness of credit risk and have focused attention on the critical role credit rating agencies play in the efficient functioning of the capital markets. Moody's management is taking necessary steps to respond to increased market demands for reliable credit assessments and to position the company to benefit from the opportunities presented by this heightened attention.

To this end, we are improving our ratings-related professional practices. We have conducted extensive surveys of issuers' contingent obligations, including those based on ratings, or "rating triggers", and we are now publishing assessments of short-term liquidity. We are also developing new capabilities, including building teams of specialists in accounting, securitization and risk transference, and corporate governance to supplement the expertise of our generalist analysts. We have made important enhancements to our credit policies, rating committee processes and credit research capabilities and have appointed Chief Credit Officers in important rating areas. While the expenses of these programs and other investments will reduce Moody's operating margin slightly in 2003 from the very high levels achieved in 2002, we believe these steps will lay the foundation for providing the market with additional value that will enhance Moody's franchises.

Moody's is committed to following best practices for the ratings industry. We require our company and our employees to adhere to the highest standards of competence and ethics. Accordingly, we are confident that we will continue to be successful as new regulations for our industry are adopted around the world and as new rating agencies emerge.

Moody's will continue to be a superior place to work

Hiring, retaining and rewarding outstanding professionals worldwide are critical to our success. We continue to provide a work environment that encourages diligence, inquiry, independence and professional development. We also endeavor to help our employees maintain balance between work and other activities through appropriate staffing, work flexibility programs and increased utilization of technology. Our strong recent financial performance is providing our employees with improved compensation opportunities.

Moody's is a responsible corporate citizen

At Moody's Corporation, we understand the importance of supporting the communities in which we live and work. In the last two years we have undertaken three initiatives to support corporate giving and employee volunteerism. The Moody's Foundation makes charitable grants to educational institutions with a focus on mathematics, economics and finance, as well as to health and human services programs. In 2002, the Foundation made grants to 36 organizations totaling $1.6 million. Moody's Employee Volunteer Program aligns our employees with community volunteer programs. The Foundation also makes financial contributions to the organizations to which our employees give their time. Moody's Credit Markets Research Fund promotes the study of credit markets by providing grants to distinguished academic researchers for specific research projects.

Moody's brand name is recognized around the world as a leading authority on credit assessment. Our strong market share is evidence of the value issuers, investors and intermediaries place on our expertise.

We remain committed to our long-term financial targets

For the Moody's Investors Service ratings and research business, we expect to achieve revenue and operating income percentage growth in the low teens over the long term, with stable margins at or above 48%, and, by returning excess cash to shareholders through share repurchase, mid-teens percentage growth in earnings per share. In addition, we plan to grow Moody's KMV to $200 million in revenue at a pre-tax margin, before acquisition-related amortization, of 20% or greater by 2005.

We look forward to continuing to provide an attractive value proposition for our customers, employees and shareholders.

John Rutherfurd, Jr.
President and Chief Executive Officer
March 15, 2003

MOODY'S ROLE IN THE CAPITAL MARKETS

Moody's Role in the Capital Markets

Moody's Investors Service

Moody's Investors Service's ratings reduce information asymmetry between borrowers and lenders and enhance transparency and efficiency in the debt capital markets. Normally, borrowers know more about their businesses than lenders. Moody's ratings create a more level playing field.

Our ratings provide predictive opinions on one characteristic of a borrower's financial performance: the likelihood that it will repay debt in a timely manner. Moody's simple symbol system for ratings provides an easily understood relative measure of credit risk, with the probability of default rising as the ratings get lower. In our ratings business we create a "public good" by making our ratings broadly available to all market participants simultaneously without charge, through public press releases and our website.

Issuers request and pay for Moody's ratings because they facilitate broad marketability of bonds. Most investors in the U.S. and many overseas have investment guidelines limiting their portfolios to rated bonds. As a result, Moody's ratings help define the universe of eligible investments. Investors have adopted these investment guidelines because Moody's track record and comprehensive coverage are proven to be reliable indicators of credit risk. Moody's ratings are also widely used in governance of asset managers, by the owners of funds, and in the regulation of banks, insurance companies, securities firms and other entities.

Moody's KMV

Moody's KMV ("MKMV"), our quantitative credit assessment business, complements the Moody's Investors Service business. MKMV was formed in April 2002 when Moody's acquired KMV, the market leader in quantitative credit assessment tools, and combined it with Moody's Risk Management Services, our existing credit risk management, training and software business.

MKMV provides quantitative services that help financial institutions and corporations manage credit-sensitive assets. Over 1,500 financial institutions use MKMV's products, including most of the world's 100 largest financial institutions. MKMV's services estimate likelihood of default and recoveries in the event of default. They help clients value and build better portfolios of credit-sensitive assets and liabilities. MKMV's quantitative default measures differ from Moody's Investors Service's ratings, which are qualitative opinions based largely on fundamental financial analysis. The company also offers credit training and software products.

We plan to grow Moody's KMV to $200 million in revenue at a pre-tax margin of 20% or greater by 2005.

MOODY'S KMV





MKMV Senior Management, clockwise from upper right: Oldrich Vasicek, John McQuown, Douglas M. Woodham, Stephen Kealhofer

GROWTH DRIVERS

Drivers of Moody's Future Growth

Moody's is an investment in the long-term growth of the global debt capital markets.
Worldwide fixed-income issuance has shown excellent growth and we expect that growth to continue. Debt of corporations, financial institutions, governmental entities below the national level, and structured finance entities has grown at a compound annual rate of 16% since 1996. Moody's strong reputation with investors, issuers and intermediaries positions us to capitalize on this growth going forward.

Moody's has been able to increase its revenue faster than the growth in the capital markets as a result of our successful track record of developing new products. For example, our business started with ratings in the public debt markets and has expanded to the private markets. We started rating bank loans in 1996 and built this business to $23 million of revenue in 2002. Moody's revenue from U.S. ratings on credit derivatives rose from $7 million in 1996 to $59 million in 2002. We expect strong performance from new products and services currently being released and under development. In the following sections we describe the promising new products in our research and MKMV businesses. We also describe initiatives now in progress to provide more research and commentary in the areas of short-term liquidity, corporate accounting, securitization and risk transference, and corporate governance.



MKMV is the world's leading provider of quantitative credit risk management tools including default models, recovery estimates and credit training tools. Over 1,500 companies, including most of the world's largest financial institutions, use MKMV's products to manage their credit-sensitive assets.

Seven specific forces we see creating opportunity for Moody's going forward are:

- Global GDP Growth
  Moody's benefits from economic growth around the world. Growth creates a favorable climate for business investment. Business investment financed by debt is the fundamental driver of our corporate and financial institutions revenue. Because most of Moody's ratings fees are calculated as a percent of issue size, we benefit from economic growth on a nominal basis.

- Geographic Expansion
  Moody's excellent track record and reputation have made our ratings ubiquitous in the U.S. fixed-income markets. We continue to focus on sustaining this position in the U.S. while also growing our role in global and regional markets around the world.



  General economic development in selected regional markets, deregulation of formerly closed markets, and increasing investor demand for investments from across the globe all create significant long-term opportunities in markets outside the U.S. Moody's is also well positioned to broaden our relationships with issuers as regional public debt capital markets expand and mature, and as issuers diversify their funding sources from straight debt to commercial paper programs, medium term note programs, and, in some cases, structured finance transactions.

- *Disintermediation in Europe*
  Historically, European corporations have relied heavily on banks for funding. Through the process of disintermediation, European borrowers are increasingly raising

funds directly in the public debt capital markets. For issuers, the benefits include lower funding costs and more diverse sources of funds. We believe that over the longer term disintermediation in Europe creates a significant opportunity for Moody's.

To indicate the size of this opportunity, in France, Italy and Germany – Europe's three largest economies – banks provide 70% or more of the market's credit-sensitive assets. This is significantly higher than the roughly 50% provided by banks in the United Kingdom, the Netherlands and Switzerland. And all of these economies stand in contrast with the U.S., where only about 25% of borrowings are provided by banks. If, over time, the capital markets of Germany, France, Italy, the U.K., Spain and the Netherlands provide the same share of funding as they do now in the U.K., the corporate public debt capital markets would increase by $2 trillion. If they provide the same share as they do now in the U.S., the public markets would increase by $5.5 trillion. By contrast, the current size of the U.S. corporate debt market is about $4.9 trillion.

Moody's business in Europe and Asia posted strong growth in 2002, with high volume in structured finance and rising use of the public debt markets. We expect this rapid growth to continue for the foreseeable future, and have expanded our operations to meet the needs of these fast-growing arenas.


MOODY'S EUROPE AND ASIA





Moody's currently issues public debt ratings for approximately 500 European corporate groups. We estimate there are approximately 1,500 corporations in Europe with annual revenue of at least €1 billion that do not have bond ratings. Increased penetration of the European corporate market will contribute to Moody's growth for a number of years.

- Worldwide Growth in Structured Finance

Structured finance has been one of Moody's fastest growing businesses for several years. Between 1996 and 2002 Moody's structured finance revenue grew at a compound annual rate of 31%. We expect growth in structured finance to continue, albeit at a slower pace as this sector matures.

Global usage of structured finance is increasing because of the many benefits it provides to issuers and investors. For issuers, securitization accelerates the receipt of cash from obligations promising future payments, enabling improved cash flow, return on assets, and return on equity. By "overcollateralizing" (providing more collateral than the face amount of obligations), originators of structured financings can often create marketable securities that can be issued at higher ratings and narrower spreads than their own obligations, lowering the cost of funds. In certain interest rate conditions, low-rated originators may find the structured finance market the only source of funding available at a reasonable cost. Structured finance is also used by regulated financial institutions to lower their regulatory capital requirements.

For investors, structured finance securities can offer more stable creditworthiness and better diversification among credit-sensitive assets. Moody's plays a critical role in the structured finance market by evaluating the variance of cash flows available to meet obligations, investor protections, legal covenants, and the structural integrity that enable the rated securities to be placed in the market.

The U.S. structured finance market consists of a well-balanced mix of consumer and commercial assets. Moody's rated structured products in the U.S. include non-agency residential mortgage-backed securities, asset-backed securities (primarily car, credit card, home equity and student loans), asset-backed commercial paper, credit derivatives and commercial mortgage-backed securities.

Structured Finance in Europe and Asia
Structured finance issuance is growing much faster internationally than in the U.S. as a result of the rapid adoption of structured finance techniques in Europe and Japan. Between 1996 and 2002 international structured issuance grew at a compound rate of 43%, compared to 21% in the U.S.

In 2002 non-U.S. structured issuance comprised only 36% of worldwide structured issuance. To illustrate the growth potential for structured finance in non-U.S. markets, the U.S., which comprises only about one third of the world economy, issues 64% of all structured debt. In Europe, the largest structured finance market outside the U.S., issuance has been heavily comprised of commercial assets, rather than consumer assets. If consumer debt increases in Europe, European structured volume could grow substantially, bringing it closer in line with its percentage of the global economy. Global increases in structured finance issuance should propel growth in Moody's revenue for many years.

- Other Financial Innovation
Moody's benefits from financial innovation. The financial services industry continues to focus on the creation of new products to meet the needs of individual customers and the market overall. As authoritative credit risk assessments, Moody's ratings perform a particularly important service to both issuers and investors in the market for new products. Our ratings help clarify the creditworthiness of products that may not be fully understood by investors. Continued creativity and innovation in the financial services industry will create important sources of growth for Moody's.

- Growth in the Research Business
Moody's Investors Service's research revenue has grown at a compound annual rate of 21% since 1996. We expect the strong growth to continue. Recent new services that have been well received by customers include default rate analyses, on-line facilities for retrieving current rating information and services that enable investors to monitor the performance of assets supporting structured finance investments in asset-backed securities, commercial mortgages, residential mortgages and credit derivatives. Moody's also plans to develop services for other financial markets, such as credit default swaps and equities. We are also improving our capability to deliver research to new customer segments by creating more targeted and customized product offerings and by licensing Moody's credit analysis and research for redistribution by third party providers.



Increased penetration of the European corporate market will contribute to Moody's growth for a number of years.



- Adoption of Quantitative Credit Assessment Services
We expect growth in MKMV from the increasing adoption of quantitative credit management techniques both by financial institutions and by corporations managing trade receivables. Moody's believes that there will be increased demand for such services because they enable customers trading or holding credit-sensitive assets to produce better investment performance through increased diversification of credit risk.

The forthcoming revised international bank regulatory regime known as "Basel II" should also promote growth in MKMV services, as the regulations will encourage financial institutions to reduce required regulatory capital by using in-house credit scoring models accepted by the regulators.

MKMV also expects growth from the introduction of new products, including valuations for credit-sensitive assets, credit indices, performance measurement and attribution for credit portfolios, and structured finance analysis products.

Environmental Changes in Rated Debt Capital Markets Generally Positive for Moody's

Since becoming a separate public company in September 2000, Moody's has observed some divergence from our expectations in a number of capital market areas. Most of the differences have been positive for Moody's, producing more growth than anticipated in 2001 and 2002. Some of the most important of these differences are:

Growth of U.S. Consumer Indebtedness has Boosted the Structured Finance Ratings Business: In the U.S., the expansion of consumer indebtedness based on low short-term interest rates continues to drive volume growth in the rated structured finance market, including non-agency residential mortgage-backed securities and asset-backed securities.


Globally, structured finance issuance has increased at a compound annual rate of 26% since 1996.


STRUCTURED FINANCE
GLOBAL STRUCTURED FINANCE ISSUANCE
Total Issuance CAGR=26%
Non-U.S. (CAGR=43%)
U.S. (CAGR=21%)
GLOBAL ISSUANCE ($ BILLIONS)
1,200
1,000
800
600
400
200
0
1996
1997
1998
1999
2000
2001
2002
241
330
480
152
440
195
438
325
601
418
740

Increased Asset-Backed Commercial Paper Ratings Business: In 2001 and 2002 credit pressures forced the exit of numerous corporate originators from the unsecured commercial paper market. Asset-backed commercial paper provided a useful alternative in the short-term markets. Issuers obtained alternate sources of funding, and investors received diversifying investment opportunities of high and stable credit quality. Since the latter half of 2001, asset-backed commercial paper has accounted for well over half of the total U.S. commercial paper market.

More Rapid Growth of International Structured Finance: The greatest departure from our expectations has been the extraordinary growth in international structured finance. Moody's international structured finance revenue rose almost 60% in 2002 after growing over 80% in 2001.

New securitization laws are opening important markets, such as Italy. There is increased acceptance and utilization of structured finance throughout the European Union, and adoption of new structured finance approaches — particularly credit derivatives.

The growth in credit derivatives is associated with European banks maintaining their market share in lending to European corporates. These banks are supplying loans at relatively low rates because they are generally well capitalized, there is little shareholder pressure to improve return on assets and return on equity, and because they are able to purchase credit protection in the form of credit default swaps and credit derivatives. By using these instruments to transfer credit exposure to insurance companies and other investors, European banks are better able to manage growth in their credit portfolios and retain market share. Credit derivatives now produce approximately 50% of Moody's structured finance revenue in Europe.

Structured finance is also growing more rapidly than expected in Asia. In Japan, structured volumes have been particularly robust. Banks are actively using the structured finance market for balance sheet management, and asset-backed issuance has become a common financing tool for Japanese corporations in certain industrial sectors. In Korea, Asia's second largest structured finance market, increased consumer spending has led to a rise in related asset-backed securities.

MANAGEMENT STRATEGIES

Slower European Corporate Issuance: The rapid growth of credit derivatives in Europe is related to slower than expected growth in European corporate issuance. Fewer European corporates than anticipated have issued in the public debt capital markets and the stock of our outstanding European corporate ratings has grown at a lower rate than expected. Nevertheless, Moody's received a record number of first time rating requests from European corporates in 2002, underscoring continued interest from companies looking to diversify their funding sources through the public debt capital markets.

Management Strategies

Moody's is committed to providing the best quality credit assessments in the global markets. We are equally focused on creating value for our employees and shareholders. Our management strategies reflect these goals and are aimed at producing the right products and services to take advantage of long-term growth in the debt capital markets.




Moody's fastest-growing ratings business, Structured Finance, continues to expand worldwide with the strongest growth in Europe and Asia. Moody's Structured Finance group rates over 90% of structured issuance worldwide.



Growing Staff and Opening New Offices

We are expanding Moody's staff and establishing new offices to address increased demand in specific lines of business and geographic regions. Last year we increased our global structured finance headcount to approximately 400 people from 340. In Europe we added over 50 employees to our ratings and research business, bringing total Moody's staff in the region to nearly 400. In Japan, we boosted staff to nearly 90, an increase of almost 20%.

We also expanded Moody's presence in a number of important international markets.

- We raised our interest in Korea Investors Service to just over 50% from 10%. Korea is the largest Asian public debt capital market outside Japan and we are pleased to have been able to take a controlling interest in this important agency.
- We established a new branch office in Taiwan to begin rating operations. Changes in regulatory requirements for rating agencies in Taiwan made our entry attractive.
- We established a representative office in China and made progress establishing a joint venture company with leading Chinese financial partners.
- We formed a strategic cooperation agreement with Russia's Interfax Rating Agency and announced plans to purchase a 20% interest in the venture. Interfax is the leading independent news agency in Russia.
- We increased our investment in the Indian rating agency ICRA Ltd. to almost 22%. India's large economy has been growing at about 6% per year.
- In Argentina, where there is a continued need for credit analysis in support of financial institutions, we renamed our agency Moody's Latin America Calificadora de Riesgo S.A. and increased our ownership from 49% to over 90%.

- We increased our interest in Humphreys Chile to 40% from 30%. As an investment-grade economy, Chile retains access to international markets and has a vigorous domestic capital market, including structured finance.

- We announced plans to open an office in Johannesburg, South Africa to meet increasing local demand for ratings, especially in structured finance.

Responding Appropriately to Market Needs

We are keenly aware of the heightened scrutiny currently focused on rating agencies as a result of several recent, high profile bankruptcies. Moody's is a learning organization; we endeavor to learn from recent difficult market conditions in order to respond to market demand for better ratings. To this end we have intensified our monitoring activities and enhanced our products, services, and professional and management practices. In the short-term, we believe these improvements will increase the value we bring investors, issuers and regulators. Ultimately, we believe these steps will augment our revenue growth.

Moody's technical specialists augment our generalist credit analysts in areas to which investors have become particularly sensitive.


MOODY'S SPECIALIST TEAMS





Codification of Professional Practices

Moody's Credit Policy Committee codified the core principles for our ratings business. The report explains a number of "core concepts" including, among others, the process for assigning ratings, standards for analyst conduct, and procedures for handling conflicts of interest. It also provides additional analysis of the statistical properties of Moody's ratings. The report, **Understanding Moody's Corporate Bond Ratings And Rating Process,** is available to the public on www.moodys.com. The Credit Policy Committee has also documented the role and function of rating committees in Moody's rating process.

Added Oversight

We have also improved our organization and staffing and designated Chief Credit Officers at the Managing Director level for two key business areas – U.S. Corporate Finance and European ratings. These Chief Credit Officers will participate in ratings for important credits, review all Moody's ratings in their areas for consistency, and assist analysts in using Moody's systems to enhance ratings quality.

Liquidity Risk Assessments

During 2002, Moody's devoted substantially increased resources to monitoring corporate liquidity and began publishing Liquidity Risk Assessments for major issuers of U.S. commercial paper and Euro commercial paper. By the end of 2002 Moody's published approximately 600 assessments. A Liquidity Risk Assessment analyzes the relationship between an issuer's short-term sources and uses of funds under a stress scenario in which that issuer abruptly loses access to capital and credit markets.

Gauging Contingent Financial Obligations

Also in 2002 Moody's completed an extensive study of the prevalence, disclosure, and potential impact of issuers' contingent financial obligations, including those dependent on ratings, called "rating triggers." We published reports on the topic in both the U.S. and Europe.

The impact of contingent financial obligations ranges from benign to potentially destructive. Such obligations were at the crux of several recent high-profile credit deteriorations. In our U.S. study, we asked nearly 1,900 U.S. corporate issuers of rated debt to provide a list of all on- and off-balance sheet contingent obligations. Almost 95% of the companies responded. Of these over 87% had contingencies. Significantly, only 22% of contingencies were disclosed in their SEC filings. In Europe, we asked 345 corporate issuers to provide the same information, and we received a similar response rate. Approximately 60% of those respondents evidenced contingencies. Overall, our survey highlighted the unsystematic nature of disclosure of contingent liabilities and revealed that contingent financial obligations are less prevalent in Europe than in the U.S.

Specialists for Sensitive Areas
In 2002 Moody's created teams of technical specialists to augment our generalist credit analysts in three areas to which investors have become particularly sensitive: accounting, securitization and risk transference, and corporate governance.

These specialists are not assigned portfolios of credits. Rather, they participate in issuer meetings and rating committees and also produce general commentary and company-specific analysis in their areas of expertise.

- **Accounting specialists** review issuers' choices of accounting policies with particular attention to revenue and expense recognition, consolidation principles and the authenticity of cash flows. They also focus on assessing the extent to which an issuer's choice of accounting policies reflects the true economics of its business.

During 2002, Moody's established specialist teams with expertise in accounting, securitization and risk transference, and corporate governance. The goal of these teams is to focus more analytical scrutiny on areas of particular investor interest. Specialists work alongside rating analysts, participate in issuer meetings and rating committees, and generate key commentary in their areas of expertise.





- **Securitization and risk transference specialists** assess how issuers manage off-balance sheet risks, their use of structured finance to transfer risk, and the market and liquidity risks associated with trading activities.

- **Corporate governance specialists** evaluate the issuer's board composition and organization, the independence of its board, the quality of its audit committee oversight, and the extent to which management incentives and conflicts of interest may increase risks to creditors.

While Moody's is taking every effort to enhance our professional and management practices, it is important for market participants to be aware that our corporate and financial institutions ratings are based primarily on analysis of a company's financial statements, as well as assessments of its industry and position within the industry, corporate strategy, and management capabilities. Moody's ratings rely heavily on the quality, completeness and veracity of the information available to us, whether disclosed publicly or provided confidentially to Moody's analysts. Moody's role is not now, nor has it ever been, to search for and expose fraud.

Response to Potential New Regulation
Securities regulators around the world have undertaken reviews of a wide range of market participants, including credit rating agencies. In the U.S., the Securities and Exchange Commission, and in Europe, the European Commission as well as individual national legislators, have indicated that regulatory oversight of rating agencies is very likely. We believe the current regulatory reviews will ultimately result in increased conduct regulations for Moody's and our competitors.

In our view, Moody's already adheres to best practices in the ratings industry. Therefore, we do not foresee any significant impact on our business should such regulations be enacted. We require our company and employees to adhere to the highest standards of competence, professional practice and ethics. Nevertheless, we are in the process of implementing additional monitoring processes that we believe will further ensure our integrity.

Presently Moody's is a governmentally designated rating agency in the United States, called a Nationally Recognized Statistical Rating Organization ("NRSRO"). Ratings by a NRSRO are recognized in the regulation of banks, insurance companies, securities firms and other companies. The current regulatory review will create additional NRSROs. Based on Moody's long track record, accumulated knowledge and experience in providing predictive ratings, and the trust that





Moody's commands in the markets, we do not think the designation of additional NRSROs will have a significant negative impact on our business in the foreseeable future.

Moody's Standards Ensure Integrity in the Rating Process

Moody's Investors Service receives approximately 90% of its revenue from the issuers of securities that it rates. Inherent in Moody's "issuer pays" business model are latent conflicts of interest similar to those in news publications that solicit advertising business from the companies on which they report. The "issuer pays" structure is necessary to support an effective ratings business. Because investors can choose from many possible investments, an individual investor would not be willing to pay for a rating on each new issue that it may want to assess. By contrast, the issuer is strongly interested in selling its own security and in obtaining a reliable rating on that security to market it to investors.

Moody's has demonstrated its ability to manage potential conflicts of interest effectively. To assure our independence, control potential conflicts of interest, and demonstrate our objectivity, we have adopted and publicized fundamental principles for ratings and conduct. These apply at the rating agency and individual analyst levels and during all of our dealings with issuers, investors and the public.

Standards of Conduct at the Rating Agency Level:

- The level of a rating and Moody's diligence in assigning the rating is not affected by whether or not Moody's has a commercial relationship with the issuer or by the size of the relationship.
- Moody's will not forbear or refrain from taking a rating action based on the potential effect of the action on Moody's or the issuer.
- Rating actions will reflect judicious consideration of all circumstances influencing an issuer's creditworthiness.
- Moody's does not offer any investment products or maintain any inventory for sale.
- Moody's does not compensate analysts based on revenue from securities they rate, but rather based on the quality of their analysis and other services they provide to market participants.

- All Moody's rating opinions are those of the rating agency, not a specific individual. Rating decisions are taken by a rating committee and not an individual rating analyst. Ratings reflect the collective judgement and experience of Moody's.

- Moody's assigns ratings and produces its research with complete independence. We are not an agency of any government or other association or entity. If we are unable to maintain independence in assigning a rating because of government or other action, we will withdraw the rating.

Standards of Conduct for Analysts:

Moody's standards to avoid individual analysts' conflicts of interest include:

- Analysts are not permitted to hold or trade the securities of issuers they analyze, apart from holdings in diversified mutual funds.







- Analysts are not permitted to make any use of confidential information provided by issuers, except for use in making rating determinations.

- Analysts are not compensated based on the revenue associated with issuers they rate.

- Analysts are discouraged from engaging in discussions between Moody's and rated issuers regarding payment or prices.

Standards of Conduct in our Relationship with Issuers, Investors, Intermediaries and the Public:

Our principles to assure the fair treatment of issuers, investors, intermediaries and the general public include:

- Moody's will ensure that ratings are disseminated to investors in an efficient and non-preferential manner.

- Moody's encourages issuers to provide full disclosure of important information regarding their creditworthiness and to engage Moody's in an open dialogue. This interaction promotes more stable ratings. Moody's will not disclose confidential issuer information without issuer permission or before it becomes generally available, nor will Moody's use such information other than for the purpose of making rating determinations.

- Moody's will give issuers an opportunity to comment on press releases announcing their rating decisions. For research reports on a single issuer, the issuer will also be afforded an opportunity to comment.

Moody's is a company with an exceptional track record and outstanding prospects for future growth. We are dedicated to operating with integrity and pursuing our opportunities to create value for our customers, our employees and our shareholders.

MOODY'S SENIOR MANAGEMENT

MOODY'S CORPORATION SENIOR MANAGEMENT

from left to right:
Chester V. A. Murray, Douglas M. Woodham, John Rutherfurd, Jr., Jeanne M. Dering, Raymond W. McDaniel, Jr.





MOODY'S INVESTORS SERVICE SENIOR MANAGEMENT

from left to right, starting on top:
Raymond W. McDaniel, Jr., Andy Kimball, Christopher T. Mahoney, Debra J. Perry, Brian Clarkson, Michael R. Foley (not shown)



FINANCIAL REVIEW

This discussion and analysis of financial condition and results of operations should be read in conjunction with the Moody's Corporation consolidated financial statements and notes thereto included elsewhere in this Annual Report.

THE COMPANY

Except where otherwise indicated, the terms "Moody's" and the "Company" refer to Moody's Corporation and its subsidiaries. Moody's is a provider of credit ratings, research and analysis covering debt instruments and securities in the global capital markets and a provider of quantitative credit assessment services, credit training services and credit process software to banks and other financial institutions. Moody's operates in two reportable segments: Moody's Investors Service and Moody's KMV.

Moody's Investors Service publishes rating opinions on a broad range of credit obligations issued in domestic and international markets, including various corporate and governmental obligations, structured finance securities and commercial paper programs. It also publishes investor-oriented credit research, including in-depth research on major issuers, industry studies, special comments and credit opinion handbooks.

The Moody's KMV business consists of the combined businesses of KMV LLC and KMV Corporation ("KMV"), acquired in April 2002, and Moody's Risk Management Services. Moody's KMV develops and distributes quantitative credit assessment services for banks and investors in credit-sensitive assets, credit training services and credit process software.

FACTORS AFFECTING COMPARABILITY

The Company operated as part of The Dun & Bradstreet Corporation ("Old D&B") until September 30, 2000 (the "Distribution Date"), when Old D&B separated into two publicly traded companies—Moody's Corporation and The New D&B Corporation ("New D&B"). At that time, Old D&B distributed to its shareholders shares of New D&B stock. New D&B comprised the business of Old D&B's Dun & Bradstreet operating company (the "D&B Business"). The remaining business of Old D&B consisted solely of the business of providing ratings and related research and credit risk management services (the "Moody's Business") and was renamed "Moody's Corporation". The method by which Old D&B distributed to its shareholders its shares of New D&B stock is hereinafter referred to as the "2000 Distribution".

In general, pursuant to the terms of the Distribution Agreement entered into at the Distribution Date, all assets and liabilities of the D&B Business were allocated to New D&B and all assets and liabilities of the Moody's Business were allocated to Moody's. The net indebtedness of Old D&B at the Distribution Date was allocated equally between the parties, before giving effect to certain adjustments.

The consolidated financial statements of Moody's Corporation reflect the financial position, results of operations and cash flows of Moody's as if it were a separate entity for all periods presented. The financial statements include allocations of certain Old D&B corporate headquarters assets and liabilities that were transferred from Old D&B at the Distribution Date, as well as allocations of certain expenses for employee benefits, centralized services and corporate overhead that were provided by Old D&B for periods prior to the Distribution Date (see Note 1 to the Company's consolidated financial statements, Description of Business and Basis of Presentation, for additional information). The expense allocations were based on utilization of specific services or, where such an estimate could not be determined, based on Moody's revenue in proportion to Old D&B's total revenue. Although management believes these expense allocations were reasonable, they are not necessarily indicative of the costs that would have been incurred if the Company had performed or obtained these services as a separate entity.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Moody's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires Moody's to make estimates and judgments that affect reported amounts of assets, liabilities and related disclosures of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period. These estimates are based on historical experience and on other assumptions that are believed to be reasonable under the circumstances. On an ongoing basis, Moody's evaluates its estimates, including those related to revenue recognition, accounts receivable allowances, deferred tax assets, undistributed earnings of non-U.S. subsidiaries, contingencies, valuation of investments in affiliates, long-lived and intangible assets, goodwill, pension and other post-retirement benefits and stock-based compensation. Actual results may differ from these estimates under different assumptions or conditions. The following accounting policies are considered critical because they are particularly dependent on management's judgement about matters that are uncertain at the time the accounting estimates are made.

Revenue Recognition

In recognizing revenue related to ratings, Moody's uses judgments to match billed revenue with services to be provided in the future. These judgments are generally not dependent on the outcome of future uncertainties, but rather relate to allocating revenue across accounting periods. Moody's monitors its ratings on issuers and their outstanding securities. In cases where the Company does not charge ongoing annual fees or other monitoring fees for a particular issuer, the Company defers portions of rating fees that will be attributed to future monitoring activities and recognizes such fees over the estimated monitoring periods. At December 31, 2002 and 2001, deferred revenue included approximately $20 million and $15 million, respectively, related to estimated deferred monitoring fees.

In addition, Moody's estimates revenue for ratings of commercial paper for which, in addition to a fixed annual fee, issuers are billed quarterly based on amounts outstanding. Related revenue is accrued each quarter based on estimated amounts outstanding, and is billed subsequently when actual data is available. At December 31, 2002 and 2001, accounts receivable included approximately $22 million and $18 million, respectively, of accrued commercial paper revenue. Historically, the Company has not had material differences between the estimated revenue and the actual billings.

Accounts Receivable Allowances

Moody's records as reductions of revenue provisions for estimated future adjustments to customer billings, based on historical experience and current conditions. Such provisions are reflected as additions to the accounts receivable allowance. Adjustments to and write-offs of accounts receivable are charged against the allowance. Moody's evaluates its estimates on a regular basis and makes adjustments to provision rates and the accounts receivable allowance as considered appropriate. In 2002, the Company reduced its provision rates and allowance to reflect its current estimate of the appropriate level of accounts receivable allowance.

Deferred Tax Assets and Undistributed Earnings of Non-U.S. Subsidiaries

In assessing the need for deferred tax asset valuation allowances, Moody's considers future taxable income and ongoing prudent and feasible tax planning strategies. Based on these assessments, Moody's has determined that it expects to be able to realize in the future its deferred tax assets, which totaled $38.6 million at December 31, 2002. However, if Moody's profitability or other circumstances were to change adversely, the Company could determine that it would not be able to realize all or part of its deferred tax assets in the future. In such case, a valuation allowance would be established and an increase in the tax provision would result in the period such determination was made.

In addition, the Company has approximately $13 million of undistributed earnings of certain non-U.S. subsidiaries, for which no deferred taxes have been provided. It is currently management's intention to permanently re-invest those earnings in the subsidiaries. If management's approach to re-investing those earnings changed or such earnings were distributed to the U.S., incremental expense of approximately $1.2 million for U.S. federal and foreign income taxes would be incurred.

Contingencies

Accounting for contingencies, including those matters described in the "Contingencies" section of this management's discussion and analysis, requires the use of judgment and estimates in assessing their magnitude and likely outcome. In many cases, the outcomes of such matters will be determined by third parties, including governmental or judicial bodies. The provisions made in the consolidated financial statements, as well as the related disclosures, represent management's best estimates of the current status of such matters and their potential outcome based on a review of the facts and in consultation with outside legal counsel where deemed appropriate. Since the potential exposure on many of these matters is material, and it is possible that these matters could be resolved in amounts that are greater than the Company has reserved, their resolution could have a material effect on Moody's future reported results and financial position. In addition, potential cash outlays related to the resolution of these exposures could be material.

Investments in Affiliates, Long-Lived and Intangible Assets and Goodwill

Moody's assesses the impairment of its investments in affiliates and long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill and indefinite-lived intangibles are tested for impairment annually or more frequently if impairment indicators arise in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets". These evaluations require the use of judgment as to the effects of external factors and market conditions on the Company's conduct of its operations, and they require the use of estimates in projecting future operating results. If actual external conditions or future operating results differ from the Company's judgments, impairment charges may be necessary to reduce the carrying value of the subject assets. Based on its assessment, in the fourth quarter of 2001, the Company recorded a charge of $3.4 million (pre-tax) to write-down a portion of its equity investment in two Argentine rating agencies.

Pension and Other Post-Retirement Benefits

Moody's employee pension and other post-retirement benefit costs and obligations are dependent on assumptions concerning the outcome of future events and circumstances, including compensation increases, long-term return on pension plan assets, health care cost trends, discount rates and other factors. In determining such assumptions, the Company consults with outside actuaries and other advisors where deemed appropriate. In accordance with relevant accounting standards, if actual results differ from the Company's assumptions, such differences are deferred and amortized over the estimated future working life of the plan participants. While the Company believes that the assumptions used in these calculations are reasonable, differences in actual experience or changes in assumptions could affect the expenses and liabilities related to the Company's pension and other post-retirement benefits. Following is a discussion of some significant assumptions that the Company makes in determining costs and obligations for pension and other post-retirement benefits.

- Discount rate assumptions are based on current yields on high grade corporate long-term bonds.
- Salary growth assumptions are based on the Company's long-term actual experience and future outlook.
- Health care cost trend assumptions are based on historical market data, the near-term outlook and an assessment of likely long-term trends.
- Long-term return on pension plan assets is based on the expected future average annual return for each major asset class within the plan's portfolio (which is principally comprised of equity and fixed-income investments), over a long-term horizon. In 2003, for the purpose of determining net periodic pension expense, the Company expects to use a return on plan assets assumption of approximately 8.5%, which reflects return assumptions of approximately 9.5% for equity investments and approximately 5.1% for fixed income investments. The 2003 return assumption was reduced from 9.75% in 2002, principally reflecting lower expected returns on equity investments due to market weakness. This change in assumption will result in an increase in pension expense of approximately $1.2 million in 2003.

Stock-Based Compensation

In 2002 and prior years, the Company elected not to recognize in its consolidated financial statements compensation expense related to employee stock options, and instead disclosed the related pro forma net income and earnings per share effects in the notes to its consolidated financial statements. The stock option values that underlie the disclosures are based on a Black-Scholes option pricing model using assumptions and estimates that the Company believes are reasonable. However, circumstances occurring subsequent to issuance of the options could cause the actual value of the options to differ from these estimates.

On January 1, 2003, the Company adopted, on a prospective basis, the fair value method of accounting for stock-based compensation under the provisions of SFAS No.123, "Accounting for Stock-Based Compensation", as amended by SFAS No.148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No.123". Therefore, employee stock options granted on and after January 1, 2003 will be expensed by the Company over the option vesting period, based on the estimated fair value of the award on the date of grant. In addition, shares issued to participants in the Company's employee stock purchase plan will be expensed by the Company based on the discount from the market price received by the participants on the date of issuance. Using what the Company believes are reasonable assumptions and the Black-Scholes option pricing model, the estimated impact of this change will be approximately $0.04 per diluted share in 2003. In future years, as this change in accounting becomes fully phased in over the normal option vesting cycle (currently four years), the Company expects that the earnings per share impact will be greater.

The Company has a policy of repurchasing its shares to offset the dilutive impacts of stock option exercises, which will be an important use of its cash flow over time. During 2002, approximately $38 million was spent on such repurchases (after option proceeds and related tax benefits), which was approximately 13% of the Company's after-tax cash flow before dividends, share repurchases and the KMV acquisition. The Company's 2001 spending was approximately $24 million, which was approximately 9% of after-tax cash flow before dividends and share repurchases.

OPERATING SEGMENTS

The Company has historically operated in one reportable business segment - Ratings, which accounted for approximately 90% of the Company's total revenue. With the April 2002 acquisition of KMV, Moody's now operates in two reportable business segments: Moody's Investors Service and Moody's KMV. Accordingly, in the second quarter of 2002, the Company restated its segment information for corresponding prior periods to conform to the current presentation. In discussing periods prior to 2002, the Moody's KMV segment is referred to as Moody's Risk Management Services ("MRMS"), the predecessor business.

The Moody's Investors Service business consists of four rating groups — structured finance, corporate finance, financial institutions and sovereign risk, and public finance — that generate revenue principally from the assignment of credit ratings on fixed-income instruments in the debt markets, and research, which primarily generates revenue from the sale of investor-oriented credit research, principally produced by the rating groups. Given the dominance of Moody's Investors Service to Moody's overall results, the Company does not separately measure or report corporate expenses, nor are they allocated to the Company's business segments. Accordingly, all corporate expenses are included in operating income of the Moody's Investors Service segment and none have been allocated to the Moody's KMV segment.

The Moody's KMV business consists of KMV, acquired in April 2002, and Moody's Risk Management Services. Moody's KMV develops and distributes quantitative credit assessment services for banks and investors in credit-sensitive assets, credit training services and credit process software.

RESULTS OF OPERATIONS

Year Ended December 31, 2002 Compared With Year Ended December 31, 2001

TOTAL COMPANY RESULTS

Moody's revenue for 2002 was $1,023.3 million, an increase of $226.6 million or 28.4% from $796.7 million in the prior year. Excluding post-acquisition revenue from KMV of $42.1 million, Moody's achieved revenue growth of 23.2% over the prior year. The Company's revenue performance reflected strong gains in a number of sectors of the ratings business with global structured finance the largest growth driver, as well as strong double-digit growth in the global research business.

Revenue in the United States was $680.3 million in 2002, an increase of $119.6 million or 21.3% from $560.7 million in 2001. Excluding KMV revenue of $19.0 million, U.S. revenue increased 17.9% to $661.3 million. Strong growth in U.S. ratings revenue reflected higher issuance volumes in several market sectors, particularly structured finance and municipal bonds.

Moody's international revenue was $343.0 million in 2002, an increase of 45.3% from $236.0 million in 2001. Excluding KMV revenue of $23.1 million, international revenue increased 35.6% to $319.9 million. This increase was primarily driven by strong growth in revenue from structured finance ratings in Europe and Japan, and global financial institutions. International research revenue grew 36% over 2001, and the consolidation of Korea Investors Service commencing in January 2002 also contributed to 2002 revenue growth. In 2002, international revenue accounted for 34% of total Moody's revenue, up from 30% in 2001.

Operating expenses of $285.3 million in 2002 grew 19.1% from $239.6 million in 2001. Excluding $12.2 million related to KMV, operating expenses would have been $273.1 million in 2002, a 14.0% year-over-year increase. This increase was principally due to higher compensation and related costs to support business expansion, primarily in Europe and the global structured finance business. Operating expense increases also included consulting costs to support new product development and higher occupancy and travel related costs in connection with business expansion.

Selling, general and administrative ("SG&A") expenses of $175.3 million in 2002 were up 23.8% versus $141.6 million in 2001. Included in 2002 expenses are the following charges relating to Moody's KMV: $2.9 million of acquisition related charges, primarily for write-offs of software and in-process research and development; $1.6 million related to management transition; and $1.5 million related to the settlement of a patent licensing matter. 2002 and 2001 expense each included approximately $6.0 million of charitable contributions, mainly to The Moody's Foundation. Excluding these items and excluding all other expenses of KMV (totaling $19.7 million), SG&A expenses increased 5.9% to $143.6 million in 2002, from $135.6 million in 2001. This increase was principally due to higher compensation and related costs to support business expansion, higher professional fees primarily for technology infrastructure and financial systems, and higher legal fees due to U.S. and European regulatory inquiries. In addition, occupancy and travel related costs increased as a result of business expansion.

Depreciation and amortization expense increased to $24.6 million in 2002 from $17.0 million in 2001. The 2002 expense reflected $7.5 million of KMV-related expenses, including $6.3 million for amortization of acquired software and intangible assets. The 2001 amount included $2.1 million for amortization of goodwill, which was discontinued in 2002 with the implementation of SFAS No.142. Excluding these items, depreciation and amortization increased by $2.2 million or 14.8% year-to-year.

Operating income of $538.1 million in 2002 was up 35.0% from $398.5 million in 2001. Moody's operating margin for 2002 was 52.6%, up from 50.0% in 2001. The strong operating income growth in 2002 principally reflected the Company's high revenue growth without a proportional increase in expenses.

Interest and other non-operating expense was $20.7 million in 2002 compared with $16.6 million in 2001. The amounts primarily reflected interest expense of $22.8 million in each year, related to Moody's $300 million of private placement debt, and interest income of $2.3 million in 2002 compared with $6.5 million in 2001. The lower income in 2002 was principally due to lower interest rates, and the use of cash on hand to fund the KMV acquisition and greater share repurchases.

Moody's effective tax rate was 44.2% in 2002 compared to 44.4% in 2001. The Company expects the effective tax rate to decrease in the future as a greater portion of Moody's business migrates to lower tax jurisdictions. Net income was $288.9 million in 2002 compared with $212.2 million in 2001. Earnings per share were $1.88 basic and $1.83 diluted in 2002, compared with $1.35 basic and $1.32 diluted in 2001.

SEGMENT RESULTS

Moody's Investors Service

Moody's Investors Service revenue was $941.8 million in 2002, up 23.0% from $765.9 million in 2001. The increase was principally driven by strong growth in global structured finance, financial institutions and research revenue, as well as in U.S. public finance.

Structured finance revenue was $381.2 million in 2002, an increase of $107.4 million or 39.2% from $273.8 million in 2001. Strong growth was achieved in several U.S. market sectors, including residential and commercial mortgage-backed securities, credit derivatives and asset-backed securities. International structured finance revenue grew close to 60% versus 2001, reflecting strength in Europe, especially in credit derivatives and Japan, principally in commercial mortgage-backed securities.

Corporate finance revenue was $228.4 million in 2002, up 1.2% from $225.7 million in 2001. The number of issues in the U.S. corporate market declined about 17% in 2002 compared with the prior year, reflecting continued weakness in corporate investment spending, lower merger and acquisition activity and slower refinancing activity. The effect of this decline on overall corporate finance revenue was tempered, however, by growth in bank loan ratings and relationship-based revenue. European corporate finance generated double-digit revenue growth versus the prior year despite lower issuance volumes, primarily due to new rating customers and growth in relationship-based revenue. The consolidation of Korea Investors Service also contributed to revenue growth over the prior year.

Revenue in the financial institutions and sovereign risk sector was $157.4 million in 2002, an increase of $26.7 million or 20.4% from $130.7 million in 2001. This reflected a 6% increase in the number of financial institutions issues in the U.S. in 2002 compared to 2001, due to refinancing of short-term debt to long-term debt and increased investor demand for issues in this sector. In Europe, the number of transactions in this sector was up 17% from the prior year. Growth in issuer ratings and other relationship-based revenue also contributed to the year-over-year growth.

Public finance revenue increased 26.5% to $81.2 million in 2002, from $64.2 million in 2001. Year-to-year growth of 25% in the dollar volume of U.S. municipal bond issuance was the main driver of this performance. Issuance was strong for both new issues and refinancings, reflecting the favorable interest rate environment as well as less pay-as-you-go financing by municipal borrowers.

Research revenue grew 30.9% to $93.6 million in 2002, up from $71.5 million in 2001. Increased investor focus on credit risk helped to drive higher sales of products to current customers and the addition of new customers. In addition, increased revenue from licensing Moody's information to third-party distributors contributed to the growth.

Moody's Investors Service operating, selling, general and administrative expenses, including corporate expenses, were $385.7 million in 2002, an increase of $32.8 million, or 9.3% over 2001. This increase was principally due to higher compensation and related costs to support business expansion, primarily in Europe and the global structured finance business. Other operating expense increases included consulting costs related to investments in technology infrastructure and financial systems, legal fees related to U.S. and European regulatory inquiries, and higher occupancy and travel related costs in connection with business expansion. These increases were partially offset by lower costs for production and delivery of research products, due to the continued shift to Internet delivery. Included in 2001 expenses was a $3.4 million write-down of investments in two Argentine rating agencies due to the currency devaluation and the unstable economic and political situation. Depreciation and amortization expense was $12.7 million in 2002 versus $11.5 million in 2001.

Moody's Investors Service operating income of $543.4 million in 2002 was up 35.3% from $401.5 million in 2001.

Moody's KMV

Moody's KMV reported revenue of $81.5 million in 2002 compared to $30.8 million in 2001. Excluding post-acquisition revenue from KMV of $42.1 million, revenue for the prior Moody's Risk Management Services business grew 27.9% to $39.4 million in 2002. The revenue growth principally reflected increased subscriptions for RiskCalc™ credit assessment products as more country-specific models have been introduced, and license fees for new sales and upgrades of credit decisioning software.

Operating, selling, general and administrative expenses of Moody's KMV were $74.9 million in 2002 compared with $28.3 million in 2001. Excluding the $6.0 million of acquisition related, management transition and patent licensing charges described in "Total Company Results" above, and excluding all other KMV expenses of $31.9 million, expenses would have been $37.0 million in 2002, a 30.7% year-over-year increase. This increase primarily reflected higher compensation and benefit costs to support business expansion and increased consulting costs related to new product development. Moody's KMV depreciation and amortization expense was $11.9 million in 2002 versus $5.5 million in 2001; the year-to-year increase primarily reflected $6.3 million of amortization expense related to acquired KMV software and intangible assets partially offset by the discontinuance of amortization of goodwill from a prior acquisition pursuant to the adoption of SFAS No.142.

Moody's KMV reported an operating loss of $5.3 million in 2002, compared to an operating loss of $3.0 million in 2001. Excluding the aforementioned $6.0 million of expenses, and $6.3 million of amortization expense related to the KMV acquisition, the Moody's KMV segment would have reported operating income of $7.0 million.

Year Ended December 31, 2001 Compared with Year Ended December 31, 2000

TOTAL COMPANY RESULTS

Total Moody's revenue was $796.7 million in 2001, an increase of $194.4 million or 32.3% from $602.3 million in 2000. The Company's 2001 revenue performance reflected strong growth in revenue across all ratings groups as well as in global research and Moody's Risk Management Services.

Revenue in the United States was $560.7 million in 2001, an increase of $131.8 million or 30.7% from $428.9 million in 2000. This increase reflected strong growth in ratings revenue, principally due to higher issuance volumes in most market sectors, including investment grade and high yield corporate bonds, municipal bonds, asset-backed securities and mortgage-backed securities.

Moody's international revenue was $236.0 million in 2001, an increase of 36.1% over $173.4 million in 2000. European structured finance revenue almost doubled for the year. International corporate finance revenue grew more than 20% and financial institutions revenue showed solid double-digit growth. International revenue at Moody's Risk Management Services rose 46.1% and non-U.S. research revenue grew 23.7%.

Operating expenses of $239.6 million in 2001 grew 26.4% from $189.6 million in 2000. The increase reflected higher compensation and related expenses due to an increase in the number of analysts, particularly in Europe and in the worldwide structured finance business, as well as higher incentive compensation costs due to the Company's very strong 2001 results. Also included in operating expense was a $3.4 million charge to write-down investments in two Argentine rating agencies, due to the currency devaluation and unstable economic and political situation.

Selling, general and administrative expenses of $141.6 million in 2001 were up 31.6% compared to $107.6 million in 2000. This increase principally reflected higher incentive compensation costs due to the Company's very strong 2001 results; costs of approximately $5.0 million for severance, legal fees and other expenses related to the Company's legal settlement with the Department of Justice in April 2001; and $6.0 million related to charitable contributions and initial funding for the newly-formed Moody's Foundation.

Depreciation and amortization expense increased from $16.6 million in 2000 to $17.0 million in 2001.

Operating income of $398.5 million in 2001 was up 38.1% from $288.5 million in 2000. Moody's operating margin for 2001 was 50.0%, up from 47.9% in 2000 due to the unexpected strength in revenue throughout the year.

Interest and other non-operating expense was $16.6 million in 2001 compared with $4.5 million in 2000. The increase in 2001 was principally the result of a full year of interest expense related to the Company's $300 million private debt placement that was completed in the fourth quarter of 2000, offset in part by interest income on invested cash.

Moody's effective tax rate was 44.4% in 2001 compared to 44.2% in 2000. Net income was $212.2 million in 2001 compared with $158.5 million in 2000. Earnings per share were $1.35 basic and $1.32 diluted in 2001, compared with $0.98 basic and $0.97 diluted in 2000.

SEGMENT RESULTS

Moody's Investors Service

Moody's Investors Service revenue was $765.9 million in 2001, up 32.2% from $579.3 million in 2000. Strong double-digit growth in global structured finance, European and U.S. corporate finance, public finance and global research drove much of the increase.

Structured finance ratings revenue of $273.8 million in 2001 grew 37.4% over 2000 revenue of $199.2 million. The increase was due to strong growth in the U.S. across several market sectors including credit derivatives, asset-backed securities and both commercial and residential mortgage-backed securities. Asset-backed issuance volume was up 29%, residential mortgage volume rose 130% and commercial mortgage volume was up 50%. European structured finance growth was very strong primarily due to credit derivatives, asset-backed securities and commercial mortgage-backed securities.

Revenue from corporate finance ratings was $225.7 million in 2001 compared with $162.7 million in 2000, an increase of 38.7%. Lower interest rates in the U.S. resulted in strong issuance growth in both investment grade and high yield bonds, with robust refinancing activity. The number of investment grade corporate issues was up more than 48% over 2000. Also contributing to revenue growth was Moody's Rating Assessment Service, which was introduced in the second half of 2000. In addition, new monitoring fees for infrequent issuers were initiated in 2001, which produced approximately $9.0 million of revenue growth over 2000.

Revenue from financial institutions and sovereign risk ratings was $130.7 million in 2001, an increase of 17.1% over $111.6 million in 2000. Lower interest rates in the U.S. drove increased investment grade issuance for banks and other financial institutions. In addition, revenue in Europe grew at a double-digit pace due to lower borrowing costs.

Public finance ratings revenue grew 39.3% to $64.2 million in 2001, up from $46.1 million in 2000. This was primarily due to a 43% increase in the dollar volume of U.S. municipal bonds issued in 2001 compared to 2000. Refinancing activity was especially strong due to the favorable interest rate environment, and represented 31% of total issuance dollar volume in 2001 versus 17% in 2000.

Research revenue increased 19.8%, to $71.5 million, reflecting continued international expansion, new product introductions and growth in demand for products delivered via the Internet.

Operating, selling, general and administrative expenses, including corporate expenses, were $352.9 million in 2001, an increase of $80.5 million, or 29.6% from $272.4 million in 2000. Of this increase, $14.4 million was due to the Argentine investment write-down, the Company's legal settlement with the Department of Justice, and charitable expenses, all as described above. The remaining increase reflected higher compensation and related expenses due to an increase in the number of analysts, particularly in Europe and in global structured finance, as well as higher incentive compensation costs due to the Company's very strong 2001 results. Depreciation and amortization expense was $11.5 million in 2001 versus $11.4 million in 2000.

Moody's Investors Service operating income of $401.5 million in 2001 was up 35.9% from $295.5 million in 2000 due to the unexpected strength in revenue throughout the year.

Moody's Risk Management Services

Revenue for the Moody's Risk Management Services business was $30.8 million in 2001, an increase of 33.9% over 2000. This increase was driven by continued strong sales of its credit risk assessment software and subscription products.

Operating, selling, general and administrative expenses for Moody's Risk Management Services were $28.3 million in 2001 compared with $24.8 million in 2000. The increase reflected higher compensation and related expenses and increased professional fees to support product development. Depreciation and amortization expense was $5.5 million in 2001 versus $5.2 million in 2000.

Moody's Risk Management Services reported an operating loss of $3.0 million in 2001, compared to a loss of $7.0 million in 2000.

MARKET RISK

Moody's maintains operations in 18 countries outside the United States and over 85% of its revenue for the year ended December 31, 2002 was billed in U.S. dollars. Approximately 30% of the Company's expenses were incurred in currencies other than the U.S. dollar. As such, the Company is exposed to market risk from changes in foreign exchange rates.

As of December 31, 2002, approximately 13% of Moody's assets were located outside the U.S. Of Moody's aggregate cash and cash equivalents of $39.9 million at December 31, 2002, approximately $33.1 million was located outside the United States (with $18.0 million in the U.K.), making the Company susceptible to fluctuations in foreign exchange rates. The effects of changes in the value of foreign currencies relative to the U.S. dollar on assets and liabilities of non-U.S. operations are charged or credited to the cumulative translation adjustment in shareholders' equity.

Moody's cash equivalents consist of investments in high quality short-term securities within and outside the United States. By policy, the Company limits the amount it can invest with any one issuer and allocates its cash equivalents among various money market mutual funds, short-term certificates of deposit or issuers of high-grade commercial paper.

The Company has not engaged in foreign currency hedging transactions nor does the Company have any derivative financial instruments. However, the Company continues to assess the need to enter into hedging transactions to limit its risk due to fluctuations in exchange rates and may enter into such transactions in the future.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

Net cash provided by operating activities was $334.8 million, $321.4 million, and $70.2 million for the years ended December 31, 2002, 2001 and 2000, respectively.

The increase of $13.4 million in 2002 versus 2001 reflected growth in net income of $76.7 million and increased tax benefits from the exercise of stock options. Partially offsetting these factors were the payment of approximately $50 million of U.S. federal income taxes related to 2001 that were deferred into 2002 as a result of the September 11th tragedy, higher payments for prior year incentive compensation (approximately $38 million) and an increased investment in accounts receivable reflecting the high level of fourth quarter 2002 billings. It is anticipated that the majority of these receivables will be collected in the first quarter of 2003. The strength in 2002 ratings and research business volumes, as well as the acquisition of KMV, also resulted in an increase in deferred revenue over the prior year. The increase in other liabilities in 2002 reflected increased accruals for pension and other post-retirement benefits, and tax exposures.

Cash provided by operating activities in 2001 increased substantially compared with 2000 reflecting, among other things, a $174.6 million payment made to Old D&B in 2000 in connection with the filing of an amended tax return for the 1989 and 1990 tax periods (as further described in Note 14 to the Company's consolidated financial statements, Contingencies) and year-to-year growth in net income of $53.7 million in 2001. In addition, the 2001 increase reflected the deferral of approximately $50 million of income tax payments noted above. Moody's accounts payable and accrued liabilities at December 31, 2001 were $101.6 million higher than the prior year-end. In addition to the impact of the income tax deferral, the increase reflected higher accruals for incentive compensation, which were paid in the first quarter of 2002. In addition, accounts receivable at year-end 2001 were $47.6 million higher than the prior year-end, reflecting the high level of fourth quarter 2001 billings.

Net cash used in investing activities was $223.6 million, $30.0 million and $33.6 million for the years ended December 31, 2002, 2001 and 2000, respectively. Investing activities in each year principally consisted of acquisitions and capital expenditures. Cash used for acquisitions included $205.4 million (net of cash acquired) for KMV in 2002, $15.2 million for investments in international rating agencies in 2001 and $17.4 million for the acquisition of a financial software products company in 2000. Capital expenditures, which principally included investments in developing and upgrading computer hardware and software and purchases of office furnishings and equipment, were $18.1 million in 2002, $14.8 million in 2001 and $14.4 million in 2000.

Net cash (used in) provided by financing activities was ($236.6) million, ($248.1) million and $79.0 million for the years ended December 31, 2002, 2001 and 2000, respectively. Share repurchases, employee stock option exercises, dividend payments and debt proceeds and repayments were the principal activities reflected in these amounts.

Spending for share repurchases totaled $369.9 million in 2002, $267.6 million in 2001 and $71.8 million in 2000. These amounts were offset in part by proceeds from stock plans of $54.0 million in 2002, $47.8 million in 2001 and $10.1 million in 2000. In addition, dividends paid were $27.8 million, $28.3 million and $7.2 million in 2002, 2001 and 2000, respectively. Net proceeds from borrowings totaled $107.1 million in 2002 (as described below) and $104.5 million in 2000 representing net proceeds from the $300 million long-term financing that was put in place at the time of the Company's spin-off from Old D&B, as described below. In addition, cash flow from financing activities in 2000 reflected cash distributions made to Old D&B through the Distribution Date.

During 2002, Moody's funded the acquisition of KMV with a combination of cash on hand and short-term borrowings from its bank credit facilities, which were subsequently repaid. Moody's has since borrowed under its bank credit facilities to fund share repurchases, and has benefited from favorable short-term borrowing costs. Management is considering pursuing long-term financing when it is appropriate in light of cash requirements for share repurchase and other strategic opportunities, which would result in higher financing costs. At December 31, 2002, Moody's had $107.1 million of outstanding borrowings under its bank credit facilities, in addition to the $300 million of long-term financing.

Indebtedness

In connection with the 2000 Distribution, Moody's was allocated $195.5 million of debt at September 30, 2000. Moody's funded this debt with borrowings under a $160 million unsecured bank revolving credit facility and a bank bridge line of credit. On October 3, 2000, the Company issued $300 million of notes payable (the "Notes") in a private placement. The cash proceeds from the Notes were used in part to repay the outstanding balance on the revolving credit facility and to repay the bridge line of credit. The Notes have a five-year term and bear interest at an annual rate of 7.61%, payable semi-annually. In the event that Moody's pays all or part of the Notes in advance of their maturity, (the "prepaid principal"), such prepayment will be subject to a penalty calculated based on the excess, if any, of the discounted value of the remaining scheduled payments, as defined in the agreement, over the prepaid principal.

The revolving credit facility (the "Facility") consists of an $80 million 5-year facility that expires in September 2005 and an $80 million 364-day facility that expires in September 2003. As of December 31, 2002, the Company had borrowings outstanding of $76.1 million under the 5-year facility, bearing interest at approximately 1.64% per annum, and $31.0 million under the 364-day facility, bearing interest at approximately 1.73% per annum. Interest on borrowings under the 5-year facility is payable at rates that are based on the London InterBank Offered Rate ("LIBOR") plus a premium that can range from 18 basis points to 50 basis points depending on the Company's ratio of total indebtedness to earnings before interest, taxes, depreciation and amortization ("EBITDA"), as defined in the related agreement. At December 31, 2002, such premium was 22 basis points. Interest on borrowings under the 364-day facility is payable at rates that are based on LIBOR plus a premium of 30.5 basis points. The Company also pays annual facility fees, regardless of borrowing activity under the Facility. The annual fees for the 5-year facility can range from 7 basis points to 12.5 basis points depending on the Company's ratio of total indebtedness to EBITDA, and were 8 basis points at December 31, 2002. The annual fees for the 364-day facility are 7 basis points. Under each facility, the Company also pays a utilization fee of 12.5 basis points on borrowings outstanding when the aggregate amount outstanding under such facility exceeds 33% of the facility. In April 2002, Moody's used the Facility to initially fund a portion of the purchase price for the KMV acquisition; amounts outstanding under the Facility were repaid in the second quarter of 2002. Since that time, Moody's has borrowed under the Facility to fund share repurchases as noted above. Interest incurred under the Facility for the years ended December 31, 2002, 2001 and 2000 was $0.3 million, $0.0 million and $0.1 million, respectively.

The Notes and the Facility (the "Agreements") contain covenants that, among other things, restrict the ability of the Company and its subsidiaries, without the approval of the lenders, to engage in mergers, consolidations, asset sales and sale-leaseback transactions or to incur liens. The Notes and the Facility also contain financial covenants that, among other things, require the Company to maintain an interest coverage ratio, as defined in the Agreements, of not less than 3 to 1, and a ratio of total indebtedness to EBITDA, as defined in the Agreements, of not more than 4 to 1. At December 31, 2002, the Company was in compliance with such covenants. If an event of default were to occur (as defined in the Agreements) and was not remedied by the Company within the stipulated timeframe, an acceleration of the Notes and restrictions on the use of the Facility could occur.

Off-Balance Sheet Arrangements

At December 31, 2002 and 2001, Moody's did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As such, Moody's is not exposed to any financing, liquidity, market or credit risk that could arise if it had engaged in such relationships.

Share Repurchases

During October 2002, Moody's completed the $300 million share repurchase program that had been authorized by the Board of Directors in October 2001. On October 22, 2002, the Board of Directors authorized an additional $450 million share repurchase program, which Moody's expects to complete by mid-2004. The program includes both special share repurchases and systematic repurchases of Moody's common stock to offset the dilutive effect of share issuance under the Company's employee stock plans.

For the year ended December 31, 2002, Moody's repurchased 8.2 million shares at a total cost of $369.9 million, including 2.7 million shares to offset issuances under employee stock plans. Since becoming a public company in September 2000 and through the end of 2002, Moody's has repurchased 19.5 million shares at a total cost of $709.3 million, including 6.1 million shares to offset issuances under employee stock plans.

Contractual Obligations

The following table presents payments due under the Company's contractual obligations as of December 31, 2002.

		Payments Due by Period			
in millions	Total	Less than 1 year	1–3 years	4–5 years	Over 5 years
Borrowings under credit facilities	$ 107.1	$ 107.1	$ —	$ —	$ —
Notes payable	300.0	—	300.0	—	—
Operating lease obligations	53.2	13.5	23.1	15.1	1.5
Capital lease obligations	3.7	1.2	2.5	—	—
Purchase obligations[1]	11.4	6.4	3.8	1.2	—
Total	$ 475.4	$ 128.2	$ 329.4	$ 16.3	$ 1.5

(1) Purchase obligations include contracts for telecommunications, data processing services and back-up facilities, and professional services.

OUTLOOK

Certain of the statements below are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, any projections of future results of operations and cash flows are subject to substantial uncertainty. See "Forward-Looking Statements" on page 34 and "Additional Factors That May Affect Future Results" following this section.

Results of Operations

Moody's results in 2002 and 2001, including growth in revenue, operating income and earnings per share, have exceeded the Company's long-term financial targets, which are for low-teens percent growth in Moody's Investors Service revenue and operating income, with the impact of share repurchases and a lower effective tax rate resulting in mid-teens percent growth in diluted earnings per share. The Company anticipates that in some years its growth will exceed these targets and in other years it will be below these targets. For the Moody's KMV business, the Company expects revenue to grow to $200 million by 2005, with an operating margin (before amortization expense for acquired software and intangibles) of greater than or equal to 20%.

Moody's is providing its outlook for 2003 at a time of significant global macroeconomic and geopolitical uncertainty. The inherent difficulty in predicting changes in the global environment, and the timing of such changes, creates important potential variance in the outlook.

In Moody's Investors Service, moderate growth in global structured finance revenue in 2003 is anticipated despite the Company's expectation of a significant decline in the U.S. housing sector and residential mortgage refinancings, and lower growth in U.S. consumer spending affecting asset-backed issuance. In global corporate finance, the Company expects to see moderate overall revenue growth in 2003 despite low business investment and mergers and acquisitions activity in the U.S. In the U.S. public finance sector, issuers will likely continue to rely on public debt to fund their budgets as tax receipts remain weak. Nevertheless, because of an expected decline in refinancing activity, the outlook for public finance revenue is modestly lower in 2003. Moody's also expects a continuation of the strong growth in the research business. Finally, healthy growth in the Moody's KMV business is expected.

Moody's expenses for 2003 will likely reflect continued investment spending on enhanced ratings practices, technology initiatives, product development and continued hiring to support growth areas of the business. Moody's expects a slight decline in the operating margin in 2003 compared to the very high margin level in 2002, before the impact of expensing stock options (which is discussed elsewhere in this Management's Discussion and Analysis).

Overall for 2003, Moody's expects that percent revenue growth will be in the mid-to-high single digits. With the impact of a lower effective tax rate and share repurchases, the Company expects that diluted earnings per share will grow in the low double digits, before the approximate $0.04 per share impact of expensing compensation related to employee stock plans and the approximate $0.05 per share gain on the insurance recovery related to the September 11th tragedy (which is discussed in Note 17 to the Company's consolidated financial statements, Subsequent Event).

The Company's outlook for 2003 takes into consideration the current regulatory environment both within and outside the United States, including the recently-published SEC report on rating agencies pursuant to the Sarbanes-Oxley Act, which is discussed elsewhere in this Management's Discussion and Analysis. Based on management's current assessment, Moody's does not believe that regulatory action will have a material effect on the Company's 2003 outlook. However, changes in the competitive structure of the ratings industry, possibly resulting from additional recognized rating agencies, could have an effect in the future.

Cash Flow

Moody's believes that it has the financial resources needed to meet its business requirements for the next twelve months and expects to have positive operating cash flow, as well as after-tax free cash flow, for fiscal year 2003. The Company currently intends to use the majority of such free cash flow to continue its share repurchase program. The Company's approach to returning excess cash to shareholders by means of share repurchase is based on the current relative tax efficiency of capital gains over dividends. Should tax rates change and dividends become relatively more tax-efficient, the Company would reconsider its dividend and share repurchase policies. In addition, as described above, the Company has borrowed under its bank revolving credit facility during 2002 to fund portions of the cash requirements related to the KMV acquisition and share repurchase, and may obtain more permanent financing when it is appropriate in light of cash requirements for share repurchases and other strategic opportunities.

In addition, the Company will from time to time consider cash outlays for acquisitions of or investments in complementary businesses, products, services and technologies. The Company may also be required to make future cash outlays, including during 2003, to pay to New D&B its share of potential liabilities related to the legacy tax and legal contingencies that are discussed in this Management's Discussion and Analysis under "Contingencies". These potential cash outlays might affect liquidity requirements and cause the Company to pursue additional financing. There can be no assurance that financing to meet cash requirements will be available in amounts or on terms acceptable to the Company, if at all.

ADDITIONAL FACTORS THAT MAY AFFECT FUTURE RESULTS

The following risk factors and other information included in this Annual Report should be carefully considered. The risks and uncertainties described below are not the only ones the Company faces. Additional risks and uncertainties not presently known to the Company or that the Company's management currently deems immaterial also may impair its business operations. If any of the following risks occur, Moody's business, financial condition, operating results and cash flows could be materially adversely affected.

Changes in the Volume of Debt Securities Issued in Domestic and/or Global Capital Markets and Changes in Interest Rates and Other Volatility in the Financial Markets

Approximately 83% of Moody's revenue in 2002 was derived from ratings, a significant portion of which was related to the issuance of credit-sensitive securities in the global capital markets. Moody's enjoyed revenue growth from these sources in 2002 that was substantially greater than its historical averages, principally due to very strong growth in global structured finance issuance and strong issuance volumes in certain U.S. sectors driven by the favorable interest rate environment. The Company anticipates that a substantial part of its business will continue to be dependent on the number and dollar volume of debt securities issued in the capital markets. Therefore, the Company's results could be adversely affected by a reduction in the level of debt issuance.

Unfavorable financial or economic conditions that either reduce investor demand for debt securities or impair issuers' ability to issue such securities could reduce the number and dollar volume of debt issuance and other transactions for which Moody's provides ratings services. In addition, increases in interest rates, volatility in financial markets or the interest rate environment, significant political or economic events, defaults of significant issuers and other market and economic factors may negatively impact the general level of debt issuance, the debt issuance plans of certain categories of borrowers, and/or the types of credit-sensitive products being offered. A sustained period of market decline or weakness could also have a material adverse affect on Moody's business and financial results.

Possible Loss of Market Share through Competition

The markets for credit ratings, research and credit risk management services are intensely competitive. Moody's competes on the basis of a number of factors, including quality of ratings, client service, research, reputation, price, geographic scope, range of products and technological innovation. Moody's faces increasing competition from S&P, Fitch, local rating agencies in a number of jurisdictions and niche companies that provide ratings for particular types of financial products or issuers (such as A.M. Best Company in the insurance industry). Since Moody's believes that some of its most significant challenges and opportunities will arise outside the U.S., it will have to compete with rating agencies that may have a stronger local presence or a longer operating history in those markets. These local providers or comparable competitors that may emerge in the future may receive support from local governments or other institutions.

Currently, Moody's, S&P, Fitch and Dominion Bond Rating Service Ltd. ("DBRS") are designated as "Nationally Recognized Statistical Rating Organizations" or "NRSROs" by the SEC. In its recently released report on the role and function of credit rating agencies in the operation of the securities markets, the SEC has indicated that it is exploring whether (i) there are viable alternatives to the NRSRO concept in Commission rules and regulations and (ii) whether it should permit rating agencies that cover a limited sector of the debt market or confine its activities to a limited geographic area to achieve NRSRO recognition. The recognition of DBRS as a NRSRO occurred in February 2003, after the release of the SEC's report. Elimination of the NRSRO concept or SEC recognition of additional NRSROs could result in loss of market share for Moody's.

Introduction of Competing Products or Technologies by Other Companies

The markets for credit ratings, research and credit risk management services are increasingly competitive. The ability to provide innovative products and technologies that anticipate customers' changing requirements and utilize emerging technological trends is a key factor in maintaining market share. Competitors may develop quantitative methodologies for assessing credit risk that customers and market participants may deem preferable to or more cost-effective than the credit risk assessment methods currently employed by Moody's.

Increased Pricing Pressure from Competitors and/or Customers

In the credit rating, research and credit risk management markets, competition for customers and market share has spurred more aggressive tactics by some competitors in areas such as pricing and service. Moody's intends to continue providing the highest quality products and the best service to its customers and the capital markets. However, if its pricing and services are not sufficiently competitive with its current and future competitors, Moody's may lose market share.

Possible Loss of Key Employees to Investment or Commercial Banks or Elsewhere and Related Compensation Cost Pressures

Moody's success depends in part upon recruiting and retaining highly skilled, experienced analysts and other professionals. Competition for qualified staff in the financial services industry is intense, and Moody's ability to attract staff could be impaired if it is unable to offer competitive compensation and other incentives. Investment banks and other competitors for analyst talent may be able to offer higher compensation than Moody's. Moody's also may not be able to identify and hire employees outside the U.S. with the required experience or skills to perform sophisticated credit analysis. Moody's ability to effectively compete will continue to depend, among other things, on its ability to attract new employees and to retain and motivate existing employees.

Exposure to Litigation Related to Moody's Rating Opinions

Moody's faces litigation from time to time from parties claiming damages relating to ratings actions. In addition, as Moody's international business expands, these types of claims may increase because foreign jurisdictions may not have legal protections or liability standards comparable to those in the U.S. (such as the First Amendment). These risks often may be difficult to assess or quantify and their existence and magnitude often remains unknown for substantial periods of time.

Potential Emergence of Government-Sponsored Credit Rating Agencies

When governments adopt regulations that require debt securities to be rated, establish criteria for credit ratings or authorize only certain entities to provide credit ratings, the competitive balance among rating agencies and the level of demand for ratings may be negatively affected. Government-mandated ratings criteria may also have the effect of displacing objective assessments of creditworthiness. In these circumstances, issuers may be less likely to base their choice of rating agencies on criteria such as independence and credibility, and more likely to base their choice on their assumption as to which credit rating agency might provide a higher rating, which may negatively affect the Company.

Proposed U.S., Foreign, State and Local Legislation and Regulations, Including Those Relating to Nationally Recognized Statistical Rating Organizations

In the U.S. and other countries, the laws and regulations applicable to credit ratings and rating agencies continue to evolve. Recently there has been discussion in the U.S. regarding the potential need for greater regulation of credit rating agencies. In October 2002, the staff of the Senate Committee on Governmental Affairs issued a report that recommended changes in SEC regulation of rating agencies. In January 2003, the SEC released a report on the role and function of credit rating agencies in the operation of the securities markets. The report considers a number of issues that the SEC was required to examine under the Sarbanes-Oxley Act of 2002 and other issues arising from a SEC-initiated review of credit rating agencies. In the report, the SEC stated that it intends to publish a concept release in early 2003 to solicit comments on a number of issues affecting the role and operation of credit rating agencies and thereafter to propose rules in response to those comments. At present, Moody's is unable to assess the nature and effect of any regulatory changes that may result from the SEC's ongoing review.

Implementation guidelines proposed by the Committee of European Securities Regulators under the European Commission's Market Abuse Directive are applicable to many participants in the European capital markets, including credit rating agencies. Depending on the form in which they are ultimately adopted, such implementation guidelines may increase Moody's cost of doing business in Europe and the legal risk associated with such business.

Multinational Operations

Moody's maintains offices outside the U.S. and derives a significant portion of its revenue from sources outside the U.S. Operations in several different countries expose Moody's to a number of legal, economic and regulatory risks such as:

- changes in legal and regulatory requirements
- possible nationalization, expropriation, price controls and other restrictive governmental actions
- restrictions on the ability to convert local currency into U.S. dollars

- currency fluctuations
- export and import restrictions, tariffs and other trade barriers
- difficulty in staffing and managing offices as a result of, among other things, distance, travel, cultural differences and intense competition for trained personnel
- longer payment cycles and problems in collecting receivables
- political and economic instability
- potentially adverse tax consequences

Although such factors have not historically had a material adverse effect on the business, financial condition and results of operations of the Company, any of these factors could have such an effect in the future.

CONTINGENCIES

From time to time, Moody's is involved in legal and tax proceedings, claims and litigation that are incidental to the Company's business, including claims based on ratings assigned by Moody's. Management periodically assesses the Company's liabilities and contingencies in connection with these matters, based upon the latest information available. For those matters where the probable amount of loss can be reasonably estimated, the Company believes it has recorded appropriate reserves in the consolidated financial statements. In other instances, because of the uncertainties related to both the probable outcome and amount or range of loss, management is unable to make a reasonable estimate of a liability, if any. As additional information becomes available, the Company adjusts its assessments and estimates of such liabilities accordingly.

Based on its review of the latest information available, in the opinion of management, the ultimate liability of the Company in connection with pending legal and tax proceedings, claims and litigation will not have a material adverse effect on Moody's financial position, results of operations or cash flows, subject to the contingencies described below.

Discussion of contingencies is segregated between those matters that relate to Old D&B, its predecessors and their affiliated companies ("Legacy Contingencies") and those that relate to Moody's business and operations ("Moody's Matters").

LEGACY CONTINGENCIES

To understand the Company's exposure to the potential liabilities described below, it is important to understand the relationship between Moody's and New D&B, and the relationship among New D&B and its predecessors and other parties who, through various corporate reorganizations and related contractual commitments, have assumed varying degrees of responsibility with respect to such matters.

In November 1996, The Dun & Bradstreet Corporation through a spin-off separated into three separate public companies: The Dun & Bradstreet Corporation, ACNielsen Corporation ("ACNielsen") and Cognizant Corporation ("Cognizant") (the "1996 Distribution").

In June 1998, The Dun & Bradstreet Corporation through a spin-off separated into two separate public companies: The Dun & Bradstreet Corporation and R.H. Donnelley Corporation ("Donnelley") (the "1998 Distribution"). During 1998, Cognizant through a spin-off separated into two separate public companies: IMS Health Incorporated ("IMS Health") and Nielsen Media Research, Inc. ("NMR"). In September 2000, The Dun & Bradstreet Corporation ("Old D&B") through a spin-off separated into two separate public companies: New D&B and Moody's, as further described in Note 1 to the Company's consolidated financial statements, Description of Business and Basis of Presentation.

Information Resources, Inc.

In 1996, Information Resources, Inc. ("IRI") filed a complaint in the United States District Court for the Southern District of New York, naming as defendants the corporation then known as The Dun & Bradstreet Corporation, A.C. Nielsen Company (a subsidiary of ACNielsen) and IMS International, Inc. (a subsidiary of the company then known as Cognizant). At the time of the filing of the complaint, each of the other defendants was a subsidiary of The Dun & Bradstreet Corporation.

The complaint alleges various violations of United States antitrust laws, including purported violations of Sections 1 and 2 of the Sherman Act. The complaint also alleges a claim of tortious interference with a contract and a claim of tortious interference with a prospective business relationship. These claims relate to the acquisition by defendants of Survey Research Group Limited ("SRG"). IRI alleges SRG violated an alleged agreement with IRI when it agreed to be acquired by the defendants and that the defendants induced SRG to breach that agreement.

IRI's complaint alleges damages in excess of $350 million, which amount IRI asked to be trebled under antitrust laws. IRI also seeks punitive damages of an unspecified amount.

Discovery in this case is ongoing and no trial date has been set.

In connection with the 1996 Distribution, Cognizant, ACNielsen and The Dun & Bradstreet Corporation entered into an Indemnity and Joint Defense Agreement (the "Indemnity and Joint Defense Agreement") pursuant to which they have agreed (i) to certain arrangements allocating potential liabilities ("IRI Liabilities") that may arise out of or in connection with the IRI action and (ii) to conduct a joint defense of such action. In particular, the Indemnity and Joint Defense Agreement provides that ACNielsen will assume exclusive liability for IRI Liabilities up to a maximum amount to be calculated at such time as such liabilities, if any, become payable (the "ACN Maximum Amount"), and that The Dun & Bradstreet Corporation and Cognizant will share liability equally for any amounts in excess of the ACN Maximum Amount. The ACN Maximum Amount will be determined by an investment banking firm as the maximum amount that ACNielsen is able to pay after giving effect to (i) any plan submitted by such investment bank that is designed to maximize the claims-paying ability of ACNielsen without impairing the investment banking firm's ability to deliver a viability opinion (but which will not require any action requiring shareholder approval), and (ii) payment of related fees and expenses. For these purposes, financial viability means the ability of ACNielsen, after giving effect to such plan, the payment of related fees and expenses and the payment of the ACN Maximum Amount, to pay its debts as they become due and to finance the current and anticipated operating and capital requirements of its business, as reconstituted by such plan, for two years from the date any such plan is expected to be implemented. In 2001, ACNielsen merged with VNU N.V. Pursuant to the Indemnity and Joint Defense Agreement, VNU is to be included with ACNielsen for purposes of determining the ACN Maximum Amount, and VNU assumed ACNielsen's liabilities under that agreement.

In connection with the 1998 Distribution, Old D&B and Donnelley entered into an agreement (the "1998 Distribution Agreement") whereby Old D&B assumed all potential liabilities of Donnelley arising from the IRI action and agreed to indemnify Donnelley in connection with such potential liabilities.

As a result of their 1998 separation and pursuant to the related distribution agreement, IMS Health and NMR are each jointly and severally liable for all Cognizant liabilities under the Indemnity and Joint Defense Agreement. In 1999, NMR was acquired by VNU N.V. and VNU assumed NMR's liabilities under the Indemnity and Joint Defense Agreement.

Under the terms of the 2000 Distribution, New D&B undertook to be jointly and severally liable with Moody's for Old D&B's obligations to Donnelley under the 1998 Distribution Agreement, including any liabilities arising under the Indemnity and Joint Defense Agreement. However, as between themselves, each of New D&B and Moody's will be responsible for 50% of any payments to be made with respect to the IRI action pursuant to the 1998 Distribution Agreement, including legal fees or expenses related thereto.

Management is unable to predict at this time the final outcome of the IRI action or whether the resolution of this matter could materially affect Moody's results of operations, cash flows or financial position. As such, no amount in respect of this matter has been accrued in the financial statements of the Company.

Legacy Tax Matters

Old D&B and its predecessors entered into global tax planning initiatives in the normal course of business, including through tax-free restructurings of both their foreign and domestic operations. These initiatives are subject to normal review by tax authorities.

Pursuant to a series of agreements, as between themselves, IMS Health and NMR are jointly and severally liable to pay one-half, and New D&B and Moody's are jointly and severally liable to pay the other half, of any payments for taxes, penalties and accrued interest resulting from unfavorable IRS rulings on certain tax matters (excluding the matter described below as "Amortization Expense Deductions" for which New D&B and Moody's are solely responsible) and certain other potential tax liabilities after New D&B and/or Moody's pays the first $137 million, which amount was paid in connection with the matter described below as "Utilization of Capital Losses".

In connection with the 2000 Distribution and pursuant to the terms of the related Distribution Agreement, New D&B and Moody's have, between themselves, agreed to each be financially responsible for 50% of any potential liabilities that may arise to the extent such potential liabilities are not directly attributable to their respective business operations.

Without limiting the generality of the foregoing, three specific tax matters are discussed below.

Royalty Expense Deductions

During the second quarter of 2002, New D&B received a Notice of Proposed Adjustment from the IRS with respect to a partnership transaction entered into in 1993. In this Notice, the IRS proposed to disallow certain royalty expense deductions claimed by Old D&B on its 1994, 1995 and 1996 tax returns. New D&B disagrees with the position taken by the IRS in its Notice and filed a responsive brief to this effect with the IRS. In addition, the IRS recently indicated that it may assess penalties on this matter. If the IRS were to issue a formal assessment consistent with the Notice (and including penalties), and were to prevail in its position, then New D&B would be required to pay the assessment. If New D&B were to challenge the assessment in U.S. District Court rather than in U.S. Tax Court, then a payment of the disputed amount would be required in connection with such challenge. Should any such payments be made by New D&B, then pursuant to the terms of the 2000 Distribution Agreement, Moody's would have to pay to New D&B its 50% share. The Company estimates that its share of the required payment to the IRS could be up to approximately $55 million (including penalties and interest, and net of tax benefits). Moody's also could be obligated for future interest payments on its share of such liability.

In a related matter, New D&B has received a Preliminary Summary Report from the IRS stating its intention to ignore the partnership structure that had been established and reallocate to Old D&B income and expense items that had been claimed on the partnership tax return for 1996. If the IRS were to issue a formal assessment consistent with the Report and were to prevail in this matter, then New D&B would be required to pay the assessment. If New D&B were to challenge the assessment in U.S. District Court rather than in U.S. Tax Court, then a payment of the disputed amount would be required in connection with such challenge. Moody's estimates that its share of the exposure to the IRS for this matter could be up to approximately $46 million (including penalties and interest, and net of tax benefits). Such exposure could be in addition to the amount described in the preceding paragraph.

Amortization Expense Deductions

The IRS has requested from New D&B documentation with respect to a transaction executed in 1997 that could result in amortization expense deductions from 1997 through 2012. It is possible that the IRS could ultimately challenge these deductions and that New D&B could make payments to the IRS related to previously claimed deductions. In that event, Moody's would be required to pay to New D&B its 50% share of New D&B's payments to the IRS. In addition, should New D&B discontinue claiming the amortization deductions on future tax returns, Moody's would be required to repay to New

D&B an amount equal to the discounted value of its 50% share of the related future tax benefits. New D&B had paid the discounted value of future tax benefits from this transaction in cash to Moody's at the Distribution Date. Management estimates that the Company's current potential exposure related to this matter is $89 million (including penalties and interest, and net of tax benefits). This exposure could increase by approximately $3 million to $6 million per year, depending on actions that the IRS may take with respect to assessments and on whether New D&B continues claiming the amortization deductions on its tax returns.

Utilization of Capital Losses

The IRS has completed its review of the utilization of certain capital losses generated during 1989 and 1990. On June 26, 2000, the IRS, as part of its audit process, issued a formal assessment with respect to the utilization of these capital losses and Old D&B responded by filing a petition for a refund in the U.S. District Court on September 21, 2000, after the payments described below were made.

On May 12, 2000, an amended tax return was filed for the 1989 and 1990 tax periods, which reflected $561.6 million of tax and interest due. Old D&B paid the IRS approximately $349.3 million of this amount on May 12, 2000; 50% of such payment was allocated to Moody's and had previously been accrued by the Company. IMS Health informed Old D&B that it paid to the IRS approximately $212.3 million on May 17, 2000. The payments were made to the IRS to stop further interest from accruing, and New D&B is contesting the IRS' assessment. New D&B has indicated that it would also contest the assessment of penalties or other amounts, if any, in excess of the amounts paid. With the possible exception of the matter described in the following sentence, Moody's does not anticipate any further income statement charges or cash payments related to IRS assessments for this matter. If the IRS were to disallow prior deductions of all transaction costs associated with this matter, Moody's estimates that its exposure for its share of the additional taxes, penalties and interest (net of tax benefits) on this matter would be approximately $5 million.

Subsequent to making its May 2000 payment to the IRS, IMS Health sought partial reimbursement from NMR under their 1998 distribution agreement (the "IMS/NMR Agreement"). NMR paid IMS Health less than the amount sought by IMS Health under the IMS/NMR Agreement and, in 2001, IMS Health filed an arbitration proceeding against NMR to recover the difference. IMS Health sought to include Old D&B in this arbitration, arguing that if NMR should prevail in its interpretation of the IMS/NMR Agreement, then IMS Health could seek the same interpretation in an alternative claim against Old D&B. Neither Old D&B nor any of its predecessors was a party to the IMS/NMR Agreement. A decision from the arbitration panel is expected in 2003. If NMR should prevail in the arbitration against IMS Health and, in turn, IMS Health should prevail against Old D&B, then the Company believes that the additional liability of Old D&B would be approximately $15 million, net of tax benefits. Under the terms of the 2000 Distribution, Moody's and New D&B would each be responsible for one-half of such amount, or approximately $7.5 million. The Company believes that the claim asserted against Old D&B by IMS Health is without merit. As such, no amount in respect of this matter has been accrued in the financial statements.

Summary of Moody's Exposure to Three Legacy Tax Matters

The Company has considered the range and probability of potential outcomes related to the three legacy tax matters discussed above and believes that it has adequate reserves recorded in its consolidated financial statements for its probable exposures in these matters. However, it is possible that these matters could be resolved in amounts that are greater than the Company has reserved, which could result in material charges to Moody's future reported results. In addition, the cash outlays resulting from these matters, which the Company currently estimates could be as much as $202 million, could be material and could increase with time as described above. Such amount does not include potential penalties related to the payments made in May 2000 concerning Utilization of Capital Losses.

MOODY'S MATTERS

L'Association Francaise des Porteurs d' Emprunts Russes

On June 20, 2001 a summons was served in an action brought by L'Association Francaise des Porteurs d' Emprunts Russes ("AFPER") against Moody's France SA (a subsidiary of the Company) and filed in the Court of First Instance of Paris, France. In this suit, AFPER, a group of holders of bonds issued by the Russian government prior to the 1917 Bolshevik Revolution, makes claims against Moody's France SA and Standard & Poor's SA for lack of diligence and prudence in their ratings of Russia and Russian debt since 1996. AFPER alleges that, by failing to take into account the post-Revolutionary repudiation of pre-Revolutionary Czarist debt by the Soviet government in rating Russia and new issues of Russian debt beginning in 1996, the rating agencies enabled the Russian Federation to issue new debt without repaying the old obligations of the Czarist government. Alleging joint and several liability, AFPER seeks damages of Euro 2.8 billion (approximately U.S. $2.9 billion as of December 31, 2002) plus legal costs. Moody's believes the allegations lack legal or factual merit and intends to vigorously contest the action. As such, no amount in respect of this matter has been accrued in the financial statements of the Company.

DIVIDENDS

Since the fourth quarter of 2000, the Company has paid a quarterly dividend of 4.5 cents per share of Moody's common stock, resulting in dividends paid per share of 18.0 cents in 2002 and 2001, and 4.5 cents in 2000. Prior to the fourth quarter of 2000, when Moody's was a subsidiary of Old D&B, the Company did not pay dividends directly to Old D&B shareholders.

In December 2002, the Company's Board of Directors declared a first quarter 2003 dividend of 4.5 cents per share, payable on March 10, 2003 to shareholders of record on February 20, 2003. The payment and level of cash dividends by Moody's going forward will be subject to the discretion of Moody's Board of Directors.

COMMON STOCK INFORMATION

The 2000 Distribution was completed on September 30, 2000. As of October 3, 2000 the Company's common stock began trading on the New York Stock Exchange under the symbol "MCO". The table below indicates the high and low sales price of the Company's common stock and the dividends paid for the periods shown. The number of registered shareholders of record at January 31, 2003 was 5,073.

	Price Per Share		Dividends Paid
	High	Low	Per Share
From October 3, 2000 through December 31, 2000	$ 28.88	$ 22.63	$ 0.045
2001:			
First quarter	$ 29.11	$ 25.49	$ 0.045
Second quarter	$ 34.85	$ 26.17	$ 0.045
Third quarter	$ 37.00	$ 30.60	$ 0.045
Fourth quarter	$ 41.10	$ 31.46	$ 0.045
Year ended December 31, 2001	$ 41.10	$ 25.49	$ 0.180
2002:			
First quarter	$ 42.00	$ 35.80	$ 0.045
Second quarter	$ 51.74	$ 39.94	$ 0.045
Third quarter	$ 52.40	$ 41.00	$ 0.045
Fourth quarter	$ 50.48	$ 39.80	$ 0.045
Year ended December 31, 2002	$ 52.40	$ 35.80	$ 0.180

FEES OF INDEPENDENT ACCOUNTANTS

Audit Fees

The aggregate fees billed for professional services rendered for the audit of the Company's annual financial statements for the years ended December 31, 2002 and 2001, and for the review of the financial statements included in the Company's Reports on Forms 10-Q and 8-K, and for statutory audits of non-U.S. subsidiaries were approximately $0.9 million (including $0.3 million incurred but not billed in 2002) and $0.6 million, respectively, all of which was attributable to PricewaterhouseCoopers LLP.

Audit-Related Fees

The aggregate fees billed for audit-related services rendered to the Company by PricewaterhouseCoopers LLP for the years ended December 31, 2002 and 2001 were approximately $0.4 million and $0.4 million, respectively. Such services included acquisition due diligence reviews and related audits, employee benefit plan audits, internal control reviews, and consultations concerning financial accounting and reporting standards.

Tax Fees

The aggregate fees billed for tax services rendered to the Company by PricewaterhouseCoopers LLP for the years ended December 31, 2002 and 2001 were approximately $0.6 million and $2.4 million (including $0.2 million incurred but not billed in 2001), respectively. Tax services rendered by PricewaterhouseCoopers LLP principally related to expatriate tax services and tax consulting and compliance. Fees for tax consulting and compliance in 2001 principally were in connection with Moody's transition to an independent company after its spin-off from Old D&B.

All Other Fees

The aggregate fees billed for all other services rendered to the Company by PricewaterhouseCoopers LLP for the years ended December 31, 2002 and 2001 were approximately $0.2 million and $0.3 million, respectively. Such fees principally related to data entry services provided to the Company's ratings business. The Company does not anticipate that PricewaterhouseCoopers LLP will provide any future services in this area.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report are forward-looking statements and are based on future expectations, plans and prospects for Moody's business and operations that involve a number of risks and uncertainties. Those statements appear in the section entitled "Outlook" in this "Management's Discussion and Analysis of Financial Conditions and Results of Operations" and elsewhere in the context of statements containing the words "believes", "expects", "anticipates" and other words relating to Moody's views on future events, trends and contingencies. The forward-looking statements and other information are made as of the date of the Company's Annual Report on Form 10-K for the year ended December 31, 2002, and the Company disclaims any duty to supplement, update or revise such statements on a going-forward basis, whether as a result of subsequent developments, changed expectations or otherwise. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company is identifying certain factors that could cause actual results to differ, perhaps materially, from those indicated by these forward-looking statements. Those factors include, but are not limited to, changes in the volume of debt securities issued in domestic and/or global capital markets; changes in interest rates and other volatility in the financial markets; possible loss of market share through competition; introduction of competing products or technologies by other companies; pricing pressures from competitors and/or customers; the potential emergence of government-sponsored credit rating agencies; proposed U.S., foreign, state and local legislation and regulations, including those relating to Nationally Recognized Statistical Rating Organizations; the possible loss of key employees to investment or commercial banks or elsewhere and related compensation cost pressures; the outcome of any review by controlling tax authorities of the Company's global tax planning initiatives; the outcome of those tax and legal contingencies that relate to Old D&B, its predecessors and their affiliated companies for which the Company has assumed portions of the financial responsibility; the ability of the Company to successfully integrate the KMV and MRMS businesses; a decline in the demand for credit risk management tools by financial institutions. These factors and other risks and uncertainties that could cause Moody's actual results to differ significantly from management's expectations, are described in greater detail in "Management's Discussion and Analysis of Financial Condition and Results of Operations — Additional Factors That May Affect Future Results" and in other reports of the Company filed from time to time with the Securities and Exchange Commission.

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE SHAREHOLDERS AND THE BOARD OF DIRECTORS OF MOODY'S CORPORATION:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Moody's Corporation and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, on January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 141, "Business Combinations" and Statement No. 142, "Goodwill and Other Intangible Assets."

PricewaterhouseCoopers LLP
New York, New York
February 4, 2003

STATEMENT OF MANAGEMENT RESPONSIBILITY FOR FINANCIAL STATEMENTS

TO THE SHAREHOLDERS OF MOODY'S CORPORATION:

Management has prepared and is responsible for the consolidated financial statements and related information that appear on the following pages. The consolidated financial statements, which include amounts based on the estimates of management, have been prepared in conformity with accounting principles generally accepted in the United States of America. Other financial information in this Annual Report is consistent with that in the consolidated financial statements.

Management believes that the Company's internal control systems provide reasonable assurance at reasonable cost that assets are safe-guarded against loss from unauthorized use or disposition, and that the financial records are reliable for preparing financial statements and maintaining accountability for assets. These systems are augmented by written policies, an organizational structure providing division of responsibilities and careful selection and training of qualified financial personnel.

The independent accountants are engaged to conduct an audit of and render an opinion on the financial statements in accordance with generally accepted auditing standards. These standards include an assessment of the systems of internal controls and tests of transactions to the extent considered necessary by them to support their opinion.

The Board of Directors, through its Audit Committee, consisting solely of outside directors of the Company, is responsible for reviewing and monitoring the Company's financial reporting and accounting practices.

PricewaterhouseCoopers LLP has full and free access to the Audit Committee and meets with it regularly, with and without management.

John Rutherfurd, Jr.
President and Chief Executive Officer

Jeanne M. Dering
Senior Vice President and Chief Financial Officer

	Year Ended December 31,		
	2002	2001	2000
REVENUE	$ 1,023.3	$ 796.7	$ 602.3
EXPENSES			
Operating	285.3	239.6	189.6
Selling, general and administrative	175.3	141.6	107.6
Depreciation and amortization	24.6	17.0	16.6
Total expenses	485.2	398.2	313.8
OPERATING INCOME	538.1	398.5	288.5
Interest expense, net	(21.2)	(16.5)	(3.6)
Other non-operating income (expense), net	0.5	(0.1)	(0.9)
Non-operating expense, net	(20.7)	(16.6)	(4.5)
Income before provision for income taxes	517.4	381.9	284.0
Provision for income taxes	228.5	169.7	125.5
NET INCOME	$ 288.9	$ 212.2	$ 158.5
EARNINGS PER SHARE			
Basic	$ 1.88	$ 1.35	$ 0.98
Diluted	$ 1.83	$ 1.32	$ 0.97
WEIGHTED AVERAGE SHARES OUTSTANDING			
Basic	153.9	157.6	161.7
Diluted	157.5	160.2	163.0

The accompanying notes are an integral part of the consolidated financial statements.

	December 31,	
	2002	2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 39.9	$ 163.2
Accounts receivable, net of allowances of $16.4 in 2002 and $27.3 in 2001	178.1	148.4
Other current assets	54.3	59.6
Total current assets	272.3	371.2
Property and equipment, net	50.6	42.9
Prepaid pension costs	59.3	57.2
Goodwill	126.3	6.0
Intangible assets, net	84.4	4.3
Other assets	37.9	23.8
Total assets	$ 630.8	$ 505.4
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 184.9	$ 236.9
Bank borrowings	107.1	—
Deferred revenue	170.0	122.4
Total current liabilities	462.0	359.3
Non-current portion of deferred revenue	28.5	19.8
Notes payable	300.0	300.0
Other liabilities	167.3	130.4
Total liabilities	957.8	809.5
Commitments and contingencies (Notes 13 and 14)		
Shareholders' equity:		
Preferred stock, par value $.01 per share; 10,000,000 shares authorized; no shares issued and outstanding	—	—
Series common stock, par value $.01 per share; 10,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, par value $.01 per share; 400,000,000 shares authorized; 171,451,136 shares issued and outstanding at December 31, 2002 and 2001	1.7	1.7
Capital surplus	45.5	43.7
Retained earnings (deficit)	221.8	(39.3)
Treasury stock, at cost; 22,560,826 and 17,043,168 shares of common stock at December 31, 2002 and 2001, respectively	(597.7)	(307.5)
Cumulative translation adjustment	1.7	(2.7)
Total shareholders' equity	(327.0)	(304.1)
Total liabilities and shareholders' equity	$ 630.8	$ 505.4

The accompanying notes are an integral part of the consolidated financial statements.

	Year Ended December 31,		
	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 288.9	$ 212.2	$ 158.5
Reconciliation of net income to net cash provided by operating activities:			
Depreciation and amortization	24.6	17.0	16.6
Deferred income taxes	(3.6)	(0.8)	(2.3)
Tax benefits from exercise of stock options	27.5	15.1	2.6
Write-off of computer software, property and equipment	1.3	0.6	0.3
Write-off of acquired in-process research and development	1.1	—	—
Impairment of investments in affiliates	—	3.4	—
Changes in assets and liabilities:			
Accounts receivable	(16.6)	(47.6)	(14.6)
Other current assets	(1.0)	(3.7)	28.3
Prepaid pension costs	(2.1)	(3.4)	(4.1)
Other assets	(1.6)	(2.9)	0.9
Accounts payable and accrued liabilities	(66.8)	101.6	(138.6)
Deferred revenue	34.9	24.8	16.2
Other liabilities	48.2	5.1	6.4
Net cash provided by operating activities	334.8	321.4	70.2
CASH FLOWS FROM INVESTING ACTIVITIES			
Net capital additions	(18.1)	(14.8)	(14.4)
Acquisitions (net of cash acquired) and investments in affiliates	(205.7)	(15.2)	(17.4)
Other	0.2	—	(1.8)
Net cash used in investing activities	(223.6)	(30.0)	(33.6)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issuance of notes	—	—	300.0
Proceeds from bank borrowings	188.1	—	—
Repayments of bank borrowings	(81.0)	—	—
Proceeds from stock plans	54.0	47.8	10.1
Cost of treasury shares repurchased	(369.9)	(267.6)	(71.8)
Payment of dividends	(27.8)	(28.3)	(7.2)
Net distributions to Old D&B	—	—	(152.1)
Net cash (used in) provided by financing activities	(236.6)	(248.1)	79.0
Effect of exchange rate changes on cash and cash equivalents	2.1	0.8	0.1
(Decrease) increase in cash and cash equivalents	(123.3)	44.1	115.7
Cash and cash equivalents, beginning of the period	163.2	119.1	3.4
Cash and cash equivalents, end of the period	$ 39.9	$ 163.2	$ 119.1

The accompanying notes are an integral part of the consolidated financial statements.

	Common Stock Shares	Common Stock Amount	Capital Surplus	Retained Earnings (Deficit)	Cumulative Translation Adjustment	Treasury Stock Shares	Treasury Stock Amount	Total Shareholders' Equity	Comprehensive Income
BALANCE AT JANUARY 1, 2000	171.5	$ 1.7	$ —	$ (222.4)	$ (2.4)	(10.6)	$ —	$ (223.1)	
Net income				158.5				158.5	$ 158.5
Dividends paid				(7.2)				(7.2)	
Proceeds from stock plans, including tax benefits			12.7					12.7	
Net change in Old D&B treasury stock prior to the Distribution Date						1.6			
Net treasury stock activity after the Distribution Date			(4.8)			(2.0)	(67.0)	(71.8)	
Currency translation adjustment					0.5			0.5	0.5
Net distributions to Old D&B				(152.1)				(152.1)	
Comprehensive income									$159.0
BALANCE AT DECEMBER 31, 2000	171.5	1.7	7.9	(223.2)	(1.9)	(11.0)	(67.0)	(282.5)	
Net income				212.2				212.2	$212.2
Dividends paid				(28.3)				(28.3)	
Proceeds from stock plans, including tax benefits			62.9					62.9	
Net treasury stock activity			(27.1)			(6.0)	(240.5)	(267.6)	
Currency translation adjustment					(0.8)			(0.8)	(0.8)
Comprehensive income									$211.4
BALANCE AT DECEMBER 31, 2001	171.5	1.7	43.7	(39.3)	(2.7)	(17.0)	(307.5)	(304.1)	
Net income				288.9				288.9	$288.9
Dividends paid				(27.8)				(27.8)	
Proceeds from stock plans, including tax benefits			81.5					81.5	
Net treasury stock activity			(79.7)			(5.6)	(290.2)	(369.9)	
Currency translation adjustment					4.4			4.4	4.4
Comprehensive income									$ 293.3
BALANCE AT DECEMBER 31, 2002	171.5	$ 1.7	$ 45.5	$ 221.8	$ 1.7	(22.6)	$(597.7)	$ (327.0)	

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1 DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Moody's Corporation ("Moody's" or the "Company") is a provider of credit ratings, research and analysis covering debt instruments and securities in the global capital markets and a provider of quantitative credit assessment services, credit training services and credit process software to banks and other financial institutions. Moody's operates in two reportable segments: Moody's Investors Service and Moody's KMV. Moody's Investors Service publishes rating opinions on a broad range of credit obligations issued in domestic and international markets, including various corporate and governmental obligations, structured finance securities and commercial paper programs. It also publishes investor-oriented credit research, including in-depth research on major issuers, industry studies, special comments and credit opinion handbooks. The Moody's KMV business, which consists of the combined businesses of KMV LLC and KMV Corporation ("KMV"), acquired in April 2002, and Moody's Risk Management Services, develops and distributes quantitative credit assessment services for banks and investors in credit-sensitive assets, credit training services and credit process software.

The Company operated as part of The Dun & Bradstreet Corporation ("Old D&B") until September 30, 2000 (the "Distribution Date"), when Old D&B separated into two publicly traded companies—Moody's Corporation and The New D&B Corporation ("New D&B"). At that time, Old D&B distributed to its shareholders shares of New D&B stock. New D&B comprised the business of Old D&B's Dun & Bradstreet operating company (the "D&B Business"). The remaining business of Old D&B consisted solely of the business of providing ratings and related research and credit risk management services (the "Moody's Business") and was renamed "Moody's Corporation". The method by which Old D&B distributed to its shareholders its shares of New D&B stock is hereinafter referred to as the "2000 Distribution".

For purposes of governing certain ongoing relationships between the Company and New D&B after the 2000 Distribution and to provide for an orderly transition, the Company and New D&B entered into various agreements including a Distribution Agreement, Tax Allocation Agreement, Employee Benefits Agreement, Shared Transaction Services Agreement, Insurance and Risk Management Services Agreement, Data Services Agreement and Transition Services Agreement.

Pursuant to the terms of the Distribution Agreement, the Company retained all of the assets and liabilities related to the Moody's Business and New D&B retained all of the assets and liabilities related to the D&B Business. The financial statements include allocations of certain Old D&B corporate headquarters assets and liabilities that were transferred from Old D&B at the Distribution Date, as well as allocations of certain expenses for employee benefits, centralized services and corporate overhead that were provided by Old D&B for periods prior to the Distribution Date. Although management believes these expense allocations were reasonable, they are not necessarily indicative of the costs that would have been incurred if the Company had performed or obtained these services as a separate entity. These allocations, included in the consolidated statements of operations, totaled $13.3 million in 2000. The consolidated financial statements reflect the financial position, results of operations and cash flows of the Company as if it were a separate entity for all periods presented.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements include those of Moody's Corporation and its majority- and wholly-owned subsidiaries. The effects of all intercompany transactions have been eliminated. Investments in companies over which the Company has significant influence but not a controlling interest are carried on an equity basis. Investments for which the Company does not have the ability to exercise significant influence over operating and financial policies are carried on the cost basis of accounting.

Cash and Cash Equivalents

Cash equivalents principally consist of investments in money market funds, short-term certificates of deposit and commercial paper with maturities of three months or less when purchased. Interest income on cash and cash equivalents was $2.3 million and $6.5 million, respectively, for the years ended December 31, 2002 and 2001.

Property and Equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives, typically three to ten years for office and computer equipment and office furniture and fixtures, and seven to forty years for buildings and building improvements. Expenditures for maintenance and repairs that do not extend the economic useful life of the related assets are charged to expense as incurred. Gains and losses on disposals of property and equipment are reflected in the consolidated statements of operations. Leasehold improvements are amortized over the shorter of the term of the lease or the estimated useful life of the improvement.

Computer Software

Costs for the development of computer software that will be sold, leased or otherwise marketed are capitalized when technological feasibility has been established in accordance with Statement of Financial Accounting Standards ("SFAS") No.86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed". These assets primarily relate to the development of credit process software and quantitative credit assessment products to be licensed to customers. The capitalized costs generally consist of professional services provided by third parties and compensation costs of employees that develop the software. These costs are amortized on a straight-line basis over three years, which approximates their useful life, and are reported at the lower of unamortized cost or net realizable value. At December 31, 2002 and 2001, such amounts, included in other assets in the consolidated balance sheets, were

$9.1 million and $6.0 million, respectively, net of accumulated amortization of $7.8 million and $5.5 million, respectively. Other assets at December 31, 2002 also included $14.2 million, net of accumulated amortization of $2.9 million, of acquired software resulting from the April 2002 acquisition of KMV. Amortization expense for all such software for the years ended December 31, 2002, 2001 and 2000 was $5.3 million, $2.1 million and $1.4 million, respectively.

The Company capitalizes costs related to software developed or obtained for internal use in accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". These assets, included in property and equipment in the consolidated balance sheets, relate to the Company's accounting, product delivery and other systems. Such costs generally consist of direct costs of third party license fees, professional services provided by third parties and employee compensation, in each case incurred either during the application development stage or in connection with upgrades and enhancements that increase functionality. Such costs are depreciated over their estimated useful lives, generally three to five years. Costs incurred during the preliminary project stage of development as well as maintenance costs are expensed as incurred.

Long-Lived Assets, Including Goodwill and Other Acquired Intangible Assets

Intangible assets and other long-lived assets are reviewed for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the estimated undiscounted future cash flows are lower than the carrying amount of the asset, a loss is recognized for the difference between the carrying amount and the estimated fair value of the asset.

Effective January 1, 2002, the Company adopted SFAS No. 141, "Business Combinations" and SFAS No.142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires all business combinations to be accounted for using the purchase method. Under SFAS No.142, goodwill and other intangible assets with indefinite lives are no longer amortized but are tested for impairment annually, or more frequently if impairment indicators arise. This testing requires the Company to estimate the fair value of its applicable identified reporting units based on the present value of the expected future cash flows of the units. If the book value of a reporting unit exceeds the estimated fair value of the unit, a write-down of goodwill is required. The Company completed its transitional impairment testing during the second quarter of 2002 and its annual impairment testing as of November 30, 2002. In each test, the estimated fair values of the reporting units exceeded their book values and therefore no write-down of goodwill was required.

Stock-Based Compensation

In 2002 and prior years, the Company measured the cost of its stock-based compensation plans using the intrinsic value approach under Accounting Principles Board ("APB") Opinion No. 25 rather than applying the fair value method provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). Accordingly, the Company has not recognized compensation expense related to stock options and its employee stock purchase plan ("Stock-Based Plans").

Had compensation expense for Moody's Stock-Based Plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method required by SFAS No. 123, Moody's net income and earnings per share would have been reduced to the pro forma amounts shown below:

	Year Ended December 31,		
	2002	2001	2000
Net income:			
As reported	$ 288.9	$ 212.2	$ 158.5
Stock-based compensation plan expense determined under the fair value method, net of tax	$ (14.4)	$ (9.6)	$ (6.9)
Pro forma	$ 274.5	$ 202.6	$ 151.6
Basic earnings per share:			
As reported	$ 1.88	$ 1.35	$ 0.98
Pro forma	$ 1.78	$ 1.29	$ 0.94
Diluted earnings per share:			
As reported	$ 1.83	$ 1.32	$ 0.97
Pro forma	$ 1.74	$ 1.26	$ 0.93

The pro forma disclosures shown above are not representative of the effects on net income and earnings per share in future years.

The pro forma net income and earnings per share amounts that relate to stock options for periods prior to the Distribution Date relate to the fair value of the Old D&B options held by Moody's employees. Pro forma amounts subsequent to the Distribution Date relate to Moody's options held by Moody's employees and New D&B employees and retirees and reflect an increase in fair value due to changes in assumptions for Moody's stock options. Post-distribution, such increase is reflected in income immediately for vested options and spread over the remaining vesting period for converted unvested options. See Note 9 for further information on the treatment of stock options in connection with the 2000 Distribution. Pro forma net income includes charges of $2.5 million, $2.5 million and $2.4 million in 2002, 2001 and 2000, respectively, relating to New D&B employees and retirees.

The fair value of stock options used to compute the pro forma net income and earnings per share disclosures is the estimated present value at grant date using the Black-Scholes option-pricing model, with the following weighted average assumptions:

			2000	
	2002	2001	After Distribution	Conversion at Distribution
Expected dividend yield	0.41%	0.56%	0.72%	0.72%
Expected stock volatility	25%	25%	25%	25%
Risk-free interest rate	4.13%	4.27%	5.94%	5.79%
Expected holding period	4.5 yrs	4.5 yrs	4.5 yrs	3.0 yrs

In 2000 prior to the Distribution Date, the following weighted average assumptions were used: expected dividend yield of 2.40%, expected stock volatility of 30%, risk-free interest rate of 6.69%, and expected holding period of five years.

The estimated weighted average fair value of Moody's options granted in 2002 and 2001 was $10.97 and $9.38, respectively. The estimated weighted average fair value of Moody's options granted after the Distribution Date in 2000 was $8.20. The estimated weighted average fair value of Old D&B options granted in 2000 prior to the Distribution Date was $8.66.

On January 1, 2003, the Company adopted, on a prospective basis, the fair value method of accounting for stock-based compensation under SFAS No.123, as amended by SFAS No.148, "Accounting for Stock-Based Compensation — Transition and Disclosure—an amendment of FASB Statement No.123". Therefore, employee stock options granted on and after January 1, 2003 will be expensed by the Company over the option vesting period, based on the estimated fair value of the award on the date of grant. In addition, shares issued to participants in the Company's employee stock purchase plan will be expensed by the Company based on the discount from the market price received by the participants on the date of issuance. Using what the Company believes are reasonable assumptions and the Black-Scholes option pricing model, the estimated impact of this change will be approximately $0.04 per diluted share in 2003. In future years, as this change in accounting becomes fully phased in over the normal option vesting cycle (currently four years), the Company expects that the earnings per share impact will be greater.

Employee Benefit Plans

Moody's employee pension and other post-retirement benefit costs and obligations are dependent on assumptions concerning the outcome of future events and circumstances, including compensation increases, long-term return on pension plan assets, health care cost trends, discount rates and other factors. In determining such assumptions, the Company consults with outside actuaries and other advisors where deemed appropriate. In accordance with relevant accounting standards, if actual results differ from the Company's assumptions, such differences are deferred and amortized over the estimated future working life of the plan participants. While the Company believes that the assumptions used in these calculations are reasonable, differences in actual experience or changes in assumptions could affect the expenses and liabilities related to the Company's pension and other post-retirement benefits. Following is a discussion of some significant assumptions that the Company makes in determining costs and obligations for pension and other post-retirement benefits.

- Discount rate assumptions are based on current yields on high grade corporate long-term bonds.
- Salary growth assumptions are based on the Company's long-term actual experience and future outlook.
- Health care cost trend assumptions are based on historical market data, the near-term outlook and an assessment of likely long-term trends.
- Long-term return on pension plan assets is based on the expected future average annual return for each major asset class within the plan's portfolio (which is principally comprised of equity and fixed-income investments), over a long-term horizon.

Revenue Recognition

The Company recognizes revenue in accordance with Staff Accounting Bulletin No.101, "Revenue Recognition in Financial Statements". As such, revenue is recognized when an agreement exists, the services have been provided and accepted by the customer, fees are determinable and the collection of resulting receivables is considered probable.

Revenue attributed to ratings of issued securities is generally recognized when the rating is issued. Revenue attributed to monitoring activities is recognized over the period in which the related monitoring is performed, which is generally one year and can be up to 30 years in certain cases, mainly related to commercial mortgage-backed securities. Revenue related to annual fees for areas such as frequent issuer program arrangements and commercial paper programs is generally recognized over the contract term, which is principally one year. In recognizing revenue related to ratings, Moody's uses judgments to match billed revenue with services to be provided in the future in those circumstances where the Company does not bill separately for such future services. These judgments are generally not dependent on the outcome of future uncertainties, but rather relate to allocating revenue across accounting periods.

Revenue from sales of research products and from credit risk management subscription products is recognized over the related subscription period, which is principally one year. Revenue from licenses of credit risk management software is generally recognized at the time the product is shipped to customers, as the Company's obligations are complete. Related maintenance revenue is recognized over the maintenance period, which is generally one year.

Amounts billed in advance of providing the related products or services are credited to deferred revenue and reflected in revenue when earned. The consolidated balance sheets reflect as current deferred revenue amounts that are expected to be recognized within one year of the balance sheet date, and as non-current deferred revenue amounts that are expected to be recognized over periods greater than one year. Non-current deferred revenue principally reflects monitoring fees for commercial mortgage-backed securities that are billed when the related rating is issued.

Accounts Receivable Allowances

Moody's records as reductions of revenue provisions for estimated future adjustments to customer billings, based on historical experience and current conditions. Such provisions are reflected as additions to the accounts receivable allowance; adjustments to and write-offs of receivables are charged against the allowance. Moody's evaluates its estimates on a regular basis and makes adjustments to its provisions and the accounts receivable allowance as considered appropriate.

Selling, General and Administrative Expenses
Selling, general and administrative expenses are charged to income as incurred. These expenses include such items as compensation for corporate officers and staff and compensation and other expenses related to sales of products. It also includes items such as office rent, business insurance, professional fees and gains and losses from sales and disposals of assets.

Foreign Currency Translation
For all operations outside the United States where the Company has designated the local currency as the functional currency, assets and liabilities are translated into U.S. dollars using end of year exchange rates, and revenue and expenses are translated using average exchange rates for the year. For these operations, currency translation adjustments are accumulated in a separate component of shareholders' equity. Realized transaction gains and losses are reflected in other non-operating income (expense), net. Transaction gains (losses) were $0.3 million, ($0.1) million and ($0.9) million in 2002, 2001, and 2000, respectively.

Comprehensive Income
Comprehensive income represents the change in net assets of a business enterprise during a period due to transactions and other events and circumstances from non-owner sources including foreign currency translation impacts. The required disclosures have been included in the consolidated statements of shareholders' equity. The net effect of income taxes on comprehensive income was not significant for any period presented.

Income Taxes
The Company accounts for income taxes under the liability method in accordance with SFAS No.109, "Accounting for Income Taxes." Therefore, income tax expense is based on reported income before income taxes, and deferred income taxes reflect the effect of temporary differences between the amounts of assets and liabilities that are recognized for financial reporting purposes and the amounts that are recognized for income tax purposes.

Prior to the 2000 Distribution, the Company was included in the federal and certain state and foreign income tax returns of Old D&B; however, the provision for income taxes for the year ended December 31, 2000 has been calculated on a separate-company basis. Moody's share of income taxes paid by Old D&B through the Distribution Date have been reflected in the consolidated statements of shareholders' equity as net distributions to Old D&B.

Fair Value of Financial Instruments
The Company's financial instruments include cash, cash equivalents, trade receivables and payables and bank borrowings, all of which are short-term in nature and, accordingly, approximate fair value. The fair value of the Company's long-term notes payable is estimated using discounted cash flow analyses based on the prevailing interest rates available to the Company for borrowings with similar maturities. The carrying amount and the estimated fair value of the notes payable at December 31, 2002 were $300.0 million and $346.9 million, respectively. At December 31, 2001, the carrying amount and the estimated fair value of the Company's notes payable were $300.0 million and $324.3 million, respectively.

Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentration of credit risk principally consist of cash and cash equivalents and trade receivables.

Cash equivalents consist of investments in high quality investment grade securities within and outside the United States. By policy, the Company limits the amount it can invest with any one issuer. The Company manages its credit risk exposure by allocating its cash equivalents among various money market mutual funds, short-term certificates of deposit or issuers of high-grade commercial paper. As of December 31, 2002, the Company did not maintain any derivative investments or engage in any hedging activities.

Credit is extended to customers based on an evaluation of their financial condition. No customer accounted for 10% or more of accounts receivable at December 31, 2002 or 2001.

Earnings Per Share of Common Stock
In accordance with SFAS No.128, "Earnings per Share", basic earnings per share is calculated based on the weighted average number of shares of common stock outstanding during the reporting period. Diluted earnings per share is calculated giving effect to all potentially dilutive common shares, assuming that such shares were outstanding during the reporting period.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates. Estimates are used for, but not limited to, revenue recognition, accounts receivable allowances, income taxes, contingencies, valuation of investments in affiliates, long-lived and intangible assets and goodwill, pension and other post-retirement benefits, stock options, and depreciation and amortization rates for property and equipment and computer software.

Reclassifications
Certain reclassifications have been made to the prior year amounts to conform to the current year presentation.

Recently Issued Accounting Pronouncements
In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities", which clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements". Interpretation No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not provide sufficient equity at risk for the entity to support its activities. Interpretation No. 46 is effective for all variable interest entities created after January 31, 2003. For variable interest entities acquired or created prior to February 1, 2003, the provisions of Interpretation No. 46 must be applied to the first interim or annual period beginning after June 15, 2003. The Company does not expect the adoption of Interpretation No. 46 to have a material impact on its financial position or results of operations since it currently does not have variable interest entities.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". Interpretation No. 45 requires an entity to recognize an initial liability for the fair value of an obligation assumed by issuing a guarantee. The provision for initial recognition and measurement of the liability will be applied on a prospective basis to guarantees issued or modified after December 31, 2002. The Company does not expect the adoption of Interpretation No. 45 to have a material impact on its financial position or results of operations.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and supercedes Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". It requires that a liability for costs associated with an exit or disposal activity, such as severance and contract terminations, be recognized and measured initially at fair value only when such liability is incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not expect the adoption of SFAS No. 146 to have a material impact on its financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements Nos. 4, 44 and 64, Amendment of FASB Statement No.13, and Technical Corrections". SFAS No. 145, among other things, rescinds SFAS No. 4, which required all gains and losses from the extinguishment of debt to be classified as extraordinary items and amends SFAS No. 13 to require that certain lease modifications having economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. The Company does not expect the adoption of SFAS No. 145 to have a material impact on its financial position or results of operations.

NOTE 3 RECONCILIATION OF WEIGHTED AVERAGE SHARES OUTSTANDING

Below is a reconciliation of basic weighted average shares outstanding to diluted weighted average shares outstanding:

	2002	2001	2000
Weighted average number of shares—Basic	153.9	157.6	161.7
Dilutive effect of shares issuable under stock option, restricted stock and performance share plans	3.6	2.6	1.3
Weighted average number of shares—Diluted	157.5	160.2	163.0

Options to purchase 0.1 million and 8.0 million shares of common stock were outstanding at December 31, 2001 and 2000, respectively, but were not included in the computation of diluted earnings per share because the exercise prices of such options were greater than the average market price of the Company's common stock during the applicable period (the "antidilutive options"). There were no antidilutive options outstanding as of December 31, 2002.

NOTE 4 PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of:

	December 31,	
	2002	2001
Land, building and building improvements	$ 24.2	$ 23.9
Office and computer equipment	37.3	41.5
Office furniture and fixtures	19.5	15.2
Internal-use computer software	18.9	14.0
Leasehold improvements	31.6	28.8
Property and equipment, at cost	131.5	123.4
Less: accumulated depreciation and amortization	(80.9)	(80.5)
Property and equipment, net	$ 50.6	$ 42.9

The consolidated statements of operations reflect depreciation and amortization expense related to the above assets of $14.0 million, $11.8 million and $12.8 million for the years ended December 31, 2002, 2001 and 2000, respectively.

In 2002, the Company retired fully depreciated assets with an original cost of approximately $18.0 million. There was no income statement impact from such retirement.

NOTE 5 ACQUISITIONS

KMV

On April 12, 2002, Moody's acquired the businesses comprising KMV. The acquisition will expand the product offerings and customer base of Moody's credit risk assessment business, which was previously operated by Moody's Risk Management Services. The results of KMV have been included in Moody's consolidated financial statements since the acquisition date.

The aggregate purchase price of $212.6 million consisted of $209.3 million in cash payments to the sellers and $3.3 million in direct transaction costs, primarily professional fees.

The purchase price was funded by using $128.3 million of Moody's cash on hand and $81.0 million of borrowings under Moody's existing bank credit lines. The Company repaid those borrowings in the second quarter of 2002.

The acquisition has been accounted for as a purchase. Shown below is the purchase price allocation, which summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition.

Current assets		$ 21.0
Property and equipment, net		4.6
Intangible assets:		
Customer list (12 year life)	$ 50.7	
Trade secrets (not subject to amortization)	25.5	
Other intangibles (5.2 year weighted average life)	6.3	
Total intangible assets		82.5
In-process research and development		1.1
Goodwill		118.3
Other assets		17.1
Liabilities assumed		(32.0)
Net assets acquired		$ 212.6

In accordance with SFAS No.142, the acquired goodwill, which has been assigned to the Moody's KMV segment, will not be amortized. In accordance with FASB Interpretation No.4, "Applicability of FASB Statement No.2 to Business Combinations Accounted for by the Purchase Method", the $1.1 million allocated to acquired in-process research and development was written off immediately following the acquisition and is included in selling, general and administrative expenses for the year ended December 31, 2002. Current assets above includes acquired cash of $7.2 million. Other assets include acquired software of $16.0 million with a life of 5 years. For income tax purposes, the excess of the purchase price over the acquired net assets is expected to be amortized over 15 years.

The following unaudited pro forma consolidated financial information, for the years ended December 31, 2002 and 2001, reflect the acquisition of KMV as if it had been consummated as of the beginning of each respective period, after giving effect to the following adjustments: (i) elimination of transaction related charges resulting from the acquisition; (ii) amortization of acquired intangible assets and software; (iii) Moody's financing costs for the transaction, consisting of interest expense that would have been incurred on the $81 million of bank borrowings and interest income that would have been foregone on the balance of the purchase price; and (iv) related income tax effects.

	Year Ended December 31,	
	2002	2001
Revenue	$ 1,038.4	$ 840.9
Net income	$ 288.0	$ 205.6
Diluted earnings per share	$ 1.83	$ 1.28

The unaudited pro forma consolidated financial information should be read in conjunction with the Company's Form 8-K/A filed with the Securities and Exchange Commission on June 26, 2002.

The unaudited pro forma consolidated financial information is presented for comparative purposes only and is not intended to be indicative of the actual consolidated results of operations that would have been achieved had the transaction been consummated as of the dates indicated above, nor does it purport to indicate results that may be attained in the future.

Korea Investors Service

In August 1998, the Company made a 10% cost-basis investment in Korea Investors Service ("KIS"), a Korean rating agency. In December 2001, the Company entered into a definitive agreement to increase its investment to just over 50%, at a cost of $9.6 million with a contingent payment of up to $5.4 million in 2005, based on KIS net income for the three-year period ended December 31, 2004. The purchase price of $9.6 million was held in escrow pending regulatory approval in Korea, which was received in January 2002.

The investment was recorded at cost through December 31, 2001; starting in January 2002, the Company consolidated the results of KIS in its financial statements. The minority shareholder's interest has been included in other long-term liabilities. The purchase price allocation resulted in amortizable intangible assets of $2.9 million with a weighted average life of 5.6 years and goodwill of $1.9 million.

Argentine Rating Agencies

From 1999 through 2002, Moody's made equity investments totaling $4.4 million in two Argentine rating agencies.

In January 2002, the Argentine government announced the creation of a dual currency system in which certain qualifying transactions would be settled at an expected fixed exchange rate of 1.4 Argentine pesos to one U.S. dollar, while non-qualifying transactions would be settled using a free floating market exchange rate. In February 2002, the Argentine government announced a shift to a single free floating market exchange rate. From 1991 until February 2002, the Argentine peso had been pegged to the U.S. dollar at the rate of one to one.

Given the significant adverse change in the economic climate in Argentina, the Company determined that the Argentine ratings businesses and their future operations and cash flows were materially impacted and that this was not a temporary change. Therefore, the recoverability of these investments was reviewed based on a comparison of carrying value to fair value, which was calculated using estimated future discounted cash flows of the businesses. Based on that review, it was determined that the fair values of these investments were $3.4 million less than the aggregate carrying value; this amount was charged to expense in the fourth quarter of 2001.

In connection with an acquisition related purchase price adjustment that was triggered by the devaluation, in the fourth quarter of 2002, Moody's received additional shares in the Argentine rating agencies, bringing its ownership position to approximately 92%.

Financial Software Products Company

In January 2000, the Company acquired the net assets of a financial software products company for $17.4 million in cash, and combined that business with its Moody's Risk Management Services business. The acquisition was accounted for using the purchase method of accounting for business combinations from the date of acquisition. The purchase price was allocated based on the estimated fair values of the acquired assets at the date of acquisition, which resulted in acquired goodwill, other intangible assets including customer relationships and covenants not to compete, and capitalized software aggregating $16.6 million. These assets, other than goodwill, are being amortized on a straight-line basis over three to seven years, with a weighted average life of 5.6 years.

NOTE 6 GOODWILL AND OTHER INTANGIBLE ASSETS

Effective January 1, 2002, the Company adopted SFAS No. 142, under which goodwill and other intangible assets with indefinite lives are no longer amortized but are tested annually for recoverability, or more frequently if impairment indicators arise. The following table reflects net income and basic and diluted earnings per share giving effect to SFAS No. 142 as if it were adopted on January 1, 2000:

	Year Ended December 31,		
	2002	2001	2000
Net income, as reported	$ 288.9	$ 212.2	$ 158.5
Add back: goodwill amortization expense, net of tax	—	1.2	0.8
Adjusted net income	$ 288.9	$ 213.4	$ 159.3
Basic earnings per share:			
As reported	$ 1.88	$ 1.35	$ 0.98
Adjusted	$ 1.88	$ 1.35	$ 0.99
Diluted earnings per share:			
As reported	$ 1.83	$ 1.32	$ 0.97
Adjusted	$ 1.83	$ 1.33	$ 0.98

In connection with the 2002 acquisition of KMV, Moody's acquired goodwill and intangible assets, which are described in Note 5.

The following table summarizes the activity in goodwill for the periods indicated:

	Beginning Balance	Net Change from Acquisitions	Other	Amortization Expense	Ending Balance
Year ended December 31, 2002					
Moody's Investors Service	$ 0.4	$ 1.9	$ —	$ —	$ 2.3
Moody's KMV	5.6	118.3	0.1	—	124.0
Consolidated	$ 6.0	$ 120.2	$ 0.1	$ —	$ 126.3
Year ended December 31, 2001					
Moody's Investors Service	$ 1.0	$ —	$ —	$ (0.6)	$ 0.4
Moody's KMV	7.5	—	(0.4)	(1.5)	5.6
Consolidated	$ 8.5	$ —	$ (0.4)	$ (2.1)	$ 6.0

The following table summarizes intangible assets subject to amortization at the dates indicated:

	December 31, 2002	December 31, 2001
Customer lists (11.3 year weighted average life)	$ 57.8	$ 4.6
Accumulated amortization	(5.3)	(1.3)
Net customer lists	$ 52.5	$ 3.3
Other intangible assets (5.6 year weighted average life)	$ 8.2	$ 1.5
Accumulated amortization	(1.8)	(0.5)
Net other intangible assets	$ 6.4	$ 1.0
Total (10.6 year weighted average life)	$ 58.9	$ 4.3

Amortization expense for intangible assets for the years ended December 31, 2002, 2001 and 2000 was $5.3 million, $1.0 million and $0.9 million, respectively.

Estimated future annual amortization expense for intangible assets subject to amortization is as follows:

	Years ending December 31,
2003	$ 6.9
2004	6.9
2005	6.5
2006	6.1
2007	5.5
Thereafter	27.0

As of December 31, 2002, $25.5 million in trade secrets acquired with the acquisition of KMV were not subject to amortization. Current circumstances and conditions continue to support an indefinite useful life.

NOTE 7 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consisted of the following:

	December 31,	
	2002	2001
Accounts payable	$ 1.3	$ 6.1
Accrued income taxes (see Note 10)	11.3	67.2
Accrued compensation and benefits	116.7	111.9
Other	55.6	51.7
Total	$ 184.9	$ 236.9

NOTE 8 PENSION AND OTHER POST-RETIREMENT BENEFITS

Moody's maintains defined benefit pension plans in which substantially all U.S. employees of the Company are eligible to participate. The Company also provides certain healthcare and life insurance benefits for retired U.S. employees.

Prior to the 2000 Distribution, the Company's employees participated in Old D&B's pension and post-retirement benefit plans. The Company accounted for its participation in these Old D&B plans as multi-employer plans. Accordingly, through the Distribution Date, the Company recorded pension and post-retirement benefit costs as allocated by Old D&B. The amounts of these allocations were insignificant for the year ended December 31, 2000. Effective at the Distribution Date, Moody's assumed responsibility for pension and other post-retirement benefits relating to its active employees. New D&B has assumed responsibility for the Company's retirees and vested terminated employees as of the Distribution Date.

Following is a summary of the activity related to these benefit plans for the years ended December 31, 2002 and 2001, as well as the status of the plans at December 31, 2002:

	Pension Plans		Other Post-Retirement Plans	
	2002	2001	2002	2001
CHANGE IN BENEFIT OBLIGATION				
Projected benefit obligation, beginning of the period	$ (41.2)	$ (31.2)	$ (4.6)	$ (3.4)
Service cost	(5.1)	(4.4)	(0.3)	(0.4)
Interest cost	(2.9)	(2.4)	(0.3)	(0.2)
Benefits paid	0.4	0.2	0.1	—
Plan amendment	—	(1.6)	(1.0)	—
Actuarial gain/(loss)	(2.9)	(1.2)	0.3	(0.6)
Assumption change	(1.5)	(0.6)	(0.3)	—
Projected benefit obligation, end of the period	$ (53.2)	$ (41.2)	$ (6.1)	$ (4.6)
CHANGE IN PLAN ASSETS				
Fair value of plan assets	$ 79.4	$ 84.5	$—	$—
Actual return on plan assets	(7.5)	(4.9)	—	—
Benefits paid	(0.4)	(0.2)	(0.1)	—
Contributions	—	—	0.1	—
Fair value of plan assets	$ 71.5	$ 79.4	$—	$—
RECONCILIATION OF FUNDED STATUS TO TOTAL AMOUNT RECOGNIZED				
Funded status of the plans	$ 18.2	$ 38.2	$ (6.1)	$ (4.6)
Unrecognized actuarial loss	32.5	11.6	0.6	0.6
Unrecognized prior service cost	2.1	2.3	1.0	—
Net amount recognized	$ 52.8	$ 52.1	$ (4.5)	$ (4.0)
AMOUNTS RECOGNIZED IN THE CONSOLIDATED BALANCE SHEET				
Prepaid pension cost	$ 59.3	$ 56.7	$ —	$ —
Pension and post-retirement benefits liability	(8.0)	(5.1)	(4.5)	(4.0)
Intangible asset	1.5	0.5	—	—
Net amount recognized	$ 52.8	$ 52.1	$ (4.5)	$ (4.0)
COMPONENTS OF NET PERIODIC (INCOME) EXPENSE				
Service cost	$ 5.1	$ 4.4	$ 0.3	$ 0.4
Interest cost	2.9	2.4	0.3	0.2
Expected return on plan assets	(9.0)	(8.3)	—	—
Amortization of net loss from earlier periods	0.1	0.3	—	—
Amortization of unrecognized prior service costs	0.2	0.1	—	—
Net periodic (income) expense	$ (0.7)	$ (1.1)	$ 0.6	$ 0.6

The following assumptions were used in determining the benefit obligation and net periodic pension (income) expense for the years ended December 31, 2002 and 2001:

	Pension Plans		Other Post-Retirement Plans	
	2002	2001	2002	2001
Weighted average discount rate	6.75%	7.25%	6.75%	7.25%
Rate of increase in future compensation	3.91%	4.41%	—	—
Expected return on plan assets	9.75%	9.75%	—	—

In 2003, for purposes of determining net periodic pension (income) expense, the Company expects to use a return on plan assets assumption of approximately 8.5%, which has been determined based on explicit long-term return assumptions for each major asset class within the Company's pension plan portfolio (which principally consists of equity and fixed-income investments).

For purposes of measuring benefit obligations under post-retirement benefit plans, an 11.0% annual rate of increase in the per capita cost of covered healthcare benefits was assumed for 2002. The rate was assumed to decrease gradually to 6.0% through 2008 and remain at that level thereafter. Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. A one percentage-point change in the assumed healthcare cost trend rates would have the following effects:

	One Percentage-Point Increase		One Percentage-Point Decrease	
	2002	2001	2002	2001
Effect on benefit obligation at end of period	$ 0.2	$ 0.4	$ (0.1)	$ (0.4)
Effect on total service and interest costs	—	$ 0.1	—	—

Certain of the Company's international operations provide pension benefits to their employees. Company contributions are primarily determined as a percentage of employees' eligible compensation. Expense related to these plans in 2002 was approximately $1.2 million.

Profit Participation Plan

Moody's has a profit participation plan (the "Plan") covering substantially all U.S. employees. The Plan provides for an employee salary deferral contribution and Company contributions. Employees may contribute up to 16% of their pay, subject to the federal limit. Moody's contributes an amount equal to 50% of employee contributions, with Moody's contribution limited to 3% of the employee's pay. Moody's also makes additional contributions to the Plan that are based on growth in the Company's earnings per share. Prior to the 2000 Distribution, employees of Moody's participated in the profit participation plan of Old D&B and the Company accounted for its participation in that plan as a multi-employer plan. Expense associated with these plans was $15.1 million, $11.1 million and $3.5 million in 2002, 2001 and 2000, respectively.

NOTE 9 STOCK-BASED COMPENSATION PLANS

Prior to the 2000 Distribution, certain employees of Moody's received grants of Old D&B stock options under Old D&B's 1998 Key Employees' Stock Option Plan (the "1998 Plan"). At the Distribution Date, all unexercised Old D&B stock options held by Moody's employees were converted into separately exercisable options to acquire Moody's common stock and separately exercisable options to acquire New D&B common stock, such that each option had the same ratio of the exercise price per option to the market value per share, the same aggregate difference between market value and exercise price, and the same vesting provisions, option periods and other terms and conditions applicable prior to the 2000 Distribution. Old D&B stock options held by employees and retirees of Old D&B were converted in the same manner. Immediately after the 2000 Distribution, the 1998 Plan was amended and adopted by the Company.

Under the 1998 Plan, 16,500,000 shares of the Company's common stock were reserved for issuance. The 1998 Plan provides that options are exercisable not later than ten years from the grant date. The vesting period for awards under the 1998 Plan is determined by the Board of Directors at the date of the grant and generally ranges from four to five years. Options may not be granted at less than the fair market value of the Company's common stock at the date of grant. For incentive stock options granted to a shareholder of more than 10% of the Company's outstanding stock, the exercise price per share cannot be less than 110% of the fair market value of the Company's common stock at the date of grant. The 1998 Plan also provides for the granting of restricted stock.

The 2001 Moody's Corporation Key Employees' Stock Incentive Plan (the "2001 Plan") was approved by the Board of Directors in February 2001 and approved by the Company's shareholders in April 2001. Under the 2001 plan, 5,800,000 shares of common stock have been reserved for issuance. Options may not be granted at less than the fair market value of the Company's common stock at the date of grant. The 2001 Plan provides that options are exercisable not later than ten years from the grant date. The vesting period for awards under the 2001 Plan is determined by the Board of Directors at the date of the grant. Unlike the 1998 Plan, the 2001 Plan also provides that consultants to the Company or any of its subsidiaries are eligible to be granted options. The 2001 Plan also provides for the granting of restricted stock.

Under the 1998 and 2001 Plans, key employees of the Company may be granted shares of common stock ("Performance Shares") based on the achievement of revenue growth goals or other operating objectives. At the end of the performance period, Company performance at target will yield the targeted amount of shares, whereas Company performance above or below target will yield larger or smaller share awards, respectively. As a result of the 2000 Distribution, outstanding Performance Share grants were converted such that the Company's employees would receive a combination of Moody's shares and cash in lieu of New D&B shares. In 2001, approximately 100,000 shares of Moody's common stock were awarded based on the Company's revenue performance for 1999 and 2000. Cash payments aggregating $2.5 million were made in lieu of New D&B shares. There were no new Performance Share grants in 2002 and 2001. The Company recorded compensation expense relating to performance share grants of $0.2 million, $0.4 million and $4.6 million in 2002, 2001 and 2000, respectively.

The Company also maintains a plan for its Board of Directors, the 1998 Directors Plan (the "Directors Plan"), which permits the granting of awards in the form of non-qualified stock options, restricted stock or performance shares. The Directors Plan provides that options are exercisable not later than ten years from the grant date. The vesting period is determined at the date of the grant and is generally one year. The Directors Plan provides that options are exercisable not later than ten years from the grant date. The vesting period is determined at the date of the grant and is generally one year. Under the Directors Plan, 400,000 shares of common stock were reserved for issuance. Any director of the Company who is not an employee of the Company or any of its subsidiaries as of the date that an award is granted is eligible to participate in the Directors Plan.

In February 2003, employees of the Company were granted approximately 2.5 million options under the 1998 Plan and 1.1 million under the 2001 Plan, and directors of the Company were granted approximately 16,000 shares of restricted stock under the Directors Plan.

Changes in stock options for the three years ended December 31, 2002 are summarized below:

	Number Outstanding	Weighted Average Exercise Price
Options outstanding, December 31, 1999	5.1	$ 26.98
Granted	0.4	28.53
Exercised	(0.2)	22.37
Surrendered or retired	(0.5)	29.40
Options outstanding, September 30, 2000	4.8	17.99
Options converted, October 1, 2000	14.8	19.94
Granted	5.5	27.87
Exercised	(0.6)	15.36
Surrendered or retired	(0.4)	23.13
Options outstanding, December 31, 2000	19.3	22.30
Granted	0.1	34.77
Exercised	(2.5)	17.04
Surrendered or retired	(2.2)	24.24
Options outstanding, December 31, 2001	14.7	23.00
Granted	3.8	40.01
Exercised	(2.5)	19.31
Surrendered or retired	(0.7)	27.43
Options outstanding, December 31, 2002	15.3	$ 27.63

Option activity for the period from December 31, 1999 through September 30, 2000 reflects Old D&B options that were held by employees of Moody's. The options converted at October 1, 2000 reflect the conversion of all Old D&B options, including both those held by employees of Moody's and those held by employees and retirees of New D&B, into separately exercisable options to acquire common stock of Moody's as described above.

Below is a summary of options held by Moody's employees and by New D&B employees and retirees as of each date:

	Moody's Employees	New D&B Employees and Retirees
Options outstanding at:		
October 1, 2000	4.8	10.0
December 31, 2000	10.2	9.1
December 31, 2001	8.6	6.1
December 31, 2002	11.1	4.2

The following table summarizes information about stock options outstanding at December 31, 2002:

	Options Outstanding		
Range of Exercise Prices	Number Outstanding	Average Remaining Contractual Life in Years	Weighted Average Exercise Price
$14.54–$19.94	2.2	3.2	$ 16.72
$21.42–$23.96	3.3	6.3	$ 21.78
$25.13–$28.13	6.1	5.7	$ 27.26
$33.92–$43.55	3.7	9.0	$ 39.95
Total	15.3		

	Options Exercisable	
Range of Exercise Prices	Number Exercisable	Weighted Average Exercise Price
$14.54–$19.94	1.8	$ 16.34
$21.42–$23.96	1.6	$ 21.70
$25.13–$28.13	2.0	$ 27.88
$33.92–$43.55	—	$ 36.03
Total	5.4	

In addition, the Company also sponsors the Moody's Corporation Employee Stock Purchase Plan ("ESPP"). The ESPP allows eligible employees to purchase common stock of the Company on a monthly basis at 85% of its fair market value on the first trading day of the month. Plan participants can elect an after-tax payroll deduction of one percent to ten percent of compensation, subject to the federal limit.

NOTE 10 INCOME TAXES

Components of the Company's income tax provision are as follows:

	Year Ended December 31,		
	2002	2001	2000
Current:			
Federal	$ 150.5	$ 102.4	$ 81.7
State and local	54.4	49.3	42.7
Non U.S.	26.3	16.5	3.6
Total current	231.2	168.2	128.0
Deferred:			
Federal	(3.5)	1.2	(1.6)
State and local	1.4	0.5	(0.9)
Non U.S.	(0.6)	(0.2)	—
Total deferred	(2.7)	1.5	(2.5)
Total provision for income taxes	$ 228.5	$ 169.7	$ 125.5

A reconciliation of the U.S. federal statutory tax rate to the Company's effective tax rate on income before provision for income taxes is as follows:

	Year Ended December 31,		
	2002	2001	2000
U.S. statutory tax rate	35.0%	35.0%	35.0%
State and local taxes, net of Federal tax benefit	7.0	8.5	9.5
U.S. taxes on foreign income	0.7	1.0	—
Other	1.5	(0.1)	(0.3)
Effective tax rate	44.2%	44.4%	44.2%

Income taxes paid were $226.6 million, $98.6 million and $206.0 million in 2002, 2001 and 2000, respectively. Taxes paid in 2002 included approximately $50 million of 2001 income tax payments that were deferred due to the September 11th tragedy.

The components of deferred tax assets and liabilities are as follows:

	December 31,	
	2002	2001
Deferred tax assets:		
Current:		
Accounts receivable allowances	$ 6.7	$ 12.2
Accrued compensation and benefits	4.5	4.4
Other	0.9	1.4
Total current	12.1	18.0
Non-current:		
Depreciation and amortization	5.3	4.7
Benefit plans	6.2	5.1
State taxes	7.8	2.2
Other	7.2	2.6
Total non-current	26.5	14.6
Total deferred tax assets	38.6	32.6
Deferred tax liabilities		
Current:		
Prepaid expenses	(1.4)	—
Total current	(1.4)	—
Non-current:		
Prepaid pension costs	(24.5)	(25.4)
Amortization of capitalized software	(4.8)	(2.9)
Other	(0.1)	(0.1)
Total non-current	(29.4)	(28.4)
Total deferred tax liabilities	(30.8)	(28.4)
Net deferred tax asset	$ 7.8	$ 4.2

The current deferred tax assets, net of current deferred tax liabilities, as well as prepaid taxes of $27.8 million and $26.4 million at December 31, 2002 and 2001, respectively, are included in other current assets in the consolidated balance sheets. Non-current deferred tax liabilities, net of non-current deferred tax assets, are included in other liabilities. Management has determined, based on the Company's history of prior and current levels of operating earnings, that no valuation allowance for deferred tax assets should be provided as of December 31, 2002 and 2001.

At December 31, 2002, undistributed earnings of non-U.S. subsidiaries aggregated $43.4 million. Earnings from the United Kingdom, France and Japan are or will be remitted to the U.S. on a regular basis. As such, appropriate taxes related to anticipated distributions have been provided in the consolidated financial statements. Deferred tax liabilities have not been recognized for approximately $13 million of undistributed foreign earnings that management intends to reinvest outside the U.S. If all such undistributed earnings were remitted to the U.S., the amount of incremental U.S. federal and foreign income taxes payable, net of foreign tax credits, would be $1.2 million.

NOTE 11 INDEBTEDNESS

In connection with the 2000 Distribution, Moody's was allocated $195.5 million of debt at September 30, 2000. Moody's funded this debt with borrowings under a $160 million unsecured bank revolving credit facility and a bank bridge line of credit.

On October 3, 2000 the Company issued $300 million of notes payable (the "Notes") in a private placement. The cash proceeds from the Notes were used in part to repay the outstanding balance on the revolving credit facility and to repay the bridge line of credit. The Notes have a five-year term and bear interest at an annual rate of 7.61%, payable semi-annually. In the event that Moody's pays all or part of the Notes in advance of their maturity (the "prepaid principal"), such prepayment will be subject to a penalty calculated based on the excess, if any, of the discounted value of the remaining scheduled payments, as defined in the agreement, over the prepaid principal. Interest paid under the Notes was $22.8 million and $22.6 million, respectively for the years ended December 31, 2002 and 2001; no interest was paid in 2000.

The revolving credit facility (the "Facility") consists of an $80 million 5-year facility that expires in September 2005 and an $80 million 364-day facility that expires in September 2003. As of December 31, 2002, the Company had borrowings outstanding of $76.1 million under the 5-year facility, bearing interest at approximately 1.64% per annum, and $31.0 million under the 364-day facility, bearing interest at approximately 1.73% per annum. Interest on borrowings under the 5-year facility is payable at rates that are based on the London InterBank Offered Rate ("LIBOR") plus a premium that can range from 18 basis points to 50 basis points depending on the Company's ratio of total indebtedness to earnings before interest, taxes, depreciation and amortization ("EBITDA"), as defined in the related agreement. At December 31, 2002, such premium was 22 basis points. Interest on borrowings under the 364-day facility is payable at rates that are based on LIBOR plus a premium of 30.5 basis points. The Company also pays annual facility fees regardless of borrowing activity under the Facility. The annual fees for the 5-year facility can range from 7 basis points to 12.5 basis points depending on the Company's ratio of total indebtedness to EBITDA, and were 8 basis points at December 31, 2002. The annual fees for the 364-day facility are 7 basis points. Under each facility, the Company also pays a utilization fee of 12.5 basis points on borrowings outstanding when the aggregate amount outstanding under such facility exceeds 33% of the facility.

In April 2002, Moody's used the Facility to initially fund a portion of the purchase price for the KMV acquisition; amounts outstanding under the Facility were repaid in the second quarter of 2002. Since that time, Moody's has borrowed under the Facility to fund share repurchases. Interest paid under the Facility for the years ended December 31, 2002, 2001 and 2000 was $0.3 million, $0.0 million and $0.1 million, respectively.

The Notes and the Facility (the "Agreements") contain covenants that, among other things, restrict the ability of the Company and its subsidiaries, without the approval of the lenders, to engage in mergers, consolidations, asset sales and sale-leaseback transactions or to incur liens. The Notes and the Facility also contain financial covenants that, among other things, require the Company to maintain an interest coverage ratio, as defined in the Agreements, of not less than 3 to 1, and a ratio of total indebtedness to EBITDA, as defined in the Agreements, of not more than 4 to 1. At December 31, 2002, the Company was in compliance with such covenants. If an event of default were to occur (as defined in the Agreements) and was not remedied by the Company within the stipulated timeframe, an acceleration of the Notes and restrictions on the use of the Facility could occur.

NOTE 12 CAPITAL STOCK

Authorized Capital Stock

The total number of shares of all classes of stock that the Company has authority to issue under its Restated Certificate of Incorporation is 420,000,000 shares with a par value of $0.01, of which 400,000,000 are shares of common stock, 10,000,000 are shares of preferred stock and 10,000,000 are shares of series common stock. The preferred stock and series common stock can be issued with varying terms, as determined by the Board of Directors.

Rights Agreement

The Company has a Rights Agreement designed to protect its shareholders in the event of unsolicited offers to acquire the Company and coercive takeover tactics that, in the opinion of the Board of Directors, could impair its ability to represent shareholder interests. Under the Rights Agreement, each share of common stock has a right that trades with the stock until the right becomes exercisable. Each right entitles the registered holder to purchase 1/1000 of a share of a series A junior participating preferred stock, par value $0.01 per share, at a price of $100 per 1/1000 of a share, subject to adjustment. The rights will generally not be exercisable until a person or group ("Acquiring Person") acquires beneficial ownership of, or commences a tender offer or exchange offer that would result in such person or group having beneficial ownership of, 15% or more of the outstanding common stock at such time.

In the event that any person or group becomes an Acquiring Person, each right will thereafter entitle its holder (other than the Acquiring Person) to receive, upon exercise and payment, shares of stock having a market value equal to two times the exercise price in the form of the Company's common stock or, where appropriate, the Acquiring Person's common stock. The rights are not currently exercisable, as no shareholder is currently an Acquiring Person. The Company may redeem the rights, which expire in June 2008, for $0.01 per right, under certain circumstances, including for a Board-approved acquirer either before the acquirer becomes an Acquiring Person or during the window period after the triggering event as specified in the Rights Agreement.

Share Repurchase Program

During October 2002, Moody's completed the $300 million share repurchase program that had been authorized by the Board of Directors in October 2001. On October 22, 2002, the Board of Directors authorized an additional $450 million share repurchase program, which Moody's expects to complete by mid-2004. The program includes both special share repurchases and systematic repurchases of Moody's common stock to offset the dilutive effect of share issuance under the Company's employee stock plans.

For the year ended December 31, 2002, Moody's repurchased 8.2 million shares at a total cost of $369.9 million, including 2.7 million shares to offset issuances under employee stock plans. Since becoming a public company in September 2000 and through December 31, 2002, Moody's has repurchased 19.5 million shares at a total cost of $709.3 million, including 6.1 million shares to offset issuances under employee stock plans.

Dividends

During 2002, 2001 and in the fourth quarter of 2000, the Company paid a quarterly dividend of 4.5 cents per share of Moody's common stock, resulting in dividends paid per share of 18.0 cents in 2002 and 2001 and 4.5 cents in 2000. Prior to the fourth quarter of 2000, when Moody's was a subsidiary of Old D&B, the Company did not pay dividends directly to Old D&B shareholders. In December 2002, the Company's Board of Directors declared a first quarter 2003 dividend of 4.5 cents per share, payable on March 10, 2003 to shareholders of record on February 20, 2003.

NOTE 13 LEASE COMMITMENTS

Moody's operates its business from various leased facilities, which are under operating leases that expire over the next ten years. Moody's also leases certain computer and other equipment under operating and capital leases that expire over the next five years. Rent expense under operating leases for the years ended December 31, 2002, 2001 and 2000 was $11.3 million, $8.0 million and $7.1 million, respectively. Rent expense for 2002, 2001 and 2000 was net of sublease rental income of $0.6 million, $1.0 million and $1.0 million, respectively related to a facility utilized by FIS, which was sold in July 1998.

The approximate minimum rent for leases that have remaining non-cancelable lease terms in excess of one year at December 31, 2002 is as follows:

Year Ended December 31,	Capital Leases	Operating Leases
2003	$ 1.3	$ 13.5
2004	1.3	11.9
2005	1.3	11.2
2006		8.8
2007		6.3
Thereafter	—	1.5
Total minimum lease payments	3.9	$ 53.2
Less: amount representing interest	(0.2)	
Present value of net minimum lease payments	$ 3.7	

During the year ended December 31, 2002, Moody's recorded approximately $3.9 million of computer equipment subject to capital lease obligations.

NOTE 14 CONTINGENCIES

From time to time, Moody's is involved in legal and tax proceedings, claims and litigation that are incidental to the Company's business, including claims based on ratings assigned by Moody's. Management periodically assesses the Company's liabilities and contingencies in connection with these matters, based upon the latest information available. For those matters where the probable amount of loss can be reasonably estimated, the Company believes it has recorded appropriate reserves in the consolidated financial statements. In other instances, because of the uncertainties related to both the probable outcome and amount or range of loss, management is unable to make a reasonable estimate of a liability, if any. As additional information becomes available, the Company adjusts its assessments and estimates of such liabilities accordingly.

Based on its review of the latest information available, in the opinion of management, the ultimate liability of the Company in connection with pending legal and tax proceedings, claims and litigation will not have a material adverse effect on Moody's financial position, results of operations or cash flows, subject to the contingencies described below.

Discussion of contingencies is segregated between those matters that relate to Old D&B, its predecessors and their affiliated companies ("Legacy Contingencies") and those that relate to Moody's business and operations ("Moody's Matters").

LEGACY CONTINGENCIES

To understand the Company's exposure to the potential liabilities described below, it is important to understand the relationship between Moody's and New D&B, and the relationship among New D&B and its predecessors and other parties who, through various corporate reorganizations and related contractual commitments, have assumed varying degrees of responsibility with respect to such matters.

In November 1996, The Dun & Bradstreet Corporation through a spin-off separated into three separate public companies: The Dun & Bradstreet Corporation, ACNielsen Corporation ("ACNielsen") and Cognizant Corporation ("Cognizant") (the "1996 Distribution").

In June 1998, The Dun & Bradstreet Corporation through a spin-off separated into two separate public companies: The Dun & Bradstreet Corporation and R.H. Donnelley Corporation ("Donnelley") (the "1998 Distribution"). During 1998, Cognizant through a spin-off separated into two separate public companies: IMS Health Incorporated ("IMS Health") and Nielsen Media Research, Inc. ("NMR"). In September 2000, The Dun & Bradstreet Corporation ("Old D&B") through a spin-off separated into two separate public companies: New D&B and Moody's, as further described in Note 1, Description of Business and Basis of Presentation.

Information Resources, Inc.

In 1996, Information Resources, Inc. ("IRI") filed a complaint in the United States District Court for the Southern District of New York, naming as defendants the corporation then known as The Dun & Bradstreet Corporation, A.C. Nielsen Company (a subsidiary of ACNielsen) and IMS International, Inc. (a subsidiary of the company then known as Cognizant). At the time of the filing of the complaint, each of the other defendants was a subsidiary of The Dun & Bradstreet Corporation.

The complaint alleges various violations of United States antitrust laws, including purported violations of Sections 1 and 2 of the Sherman Act. The complaint also alleges a claim of tortious interference with a contract and a claim of tortious interference with a prospective business relationship. These claims relate to the acquisition by defendants of Survey Research Group Limited ("SRG"). IRI alleges SRG violated an alleged agreement with IRI when it agreed to be acquired by the defendants and that the defendants induced SRG to breach that agreement.

IRI's complaint alleges damages in excess of $350 million, which amount IRI asked to be trebled under antitrust laws. IRI also seeks punitive damages of an unspecified amount.

Discovery in this case is ongoing and no trial date has been set.

In connection with the 1996 Distribution, Cognizant, ACNielsen and The Dun & Bradstreet Corporation entered into an Indemnity and Joint Defense Agreement (the "Indemnity and Joint Defense Agreement") pursuant to which they have agreed (i) to certain arrangements allocating potential liabilities ("IRI Liabilities") that may arise out of or in connection with the IRI action and (ii) to conduct a joint defense of such action. In particular, the Indemnity and Joint Defense Agreement provides that ACNielsen will assume exclusive liability for IRI Liabilities up to a maximum amount to be calculated at such time as such liabilities, if any, become payable (the

"ACN Maximum Amount"), and that The Dun & Bradstreet Corporation and Cognizant will share liability equally for any amounts in excess of the ACN Maximum Amount. The ACN Maximum Amount will be determined by an investment banking firm as the maximum amount that ACNielsen is able to pay after giving effect to (i) any plan submitted by such investment bank that is designed to maximize the claims-paying ability of ACNielsen without impairing the investment banking firm's ability to deliver a viability opinion (but which will not require any action requiring shareholder approval), and (ii) payment of related fees and expenses. For these purposes, financial viability means the ability of ACNielsen, after giving effect to such plan, the payment of related fees and expenses and the payment of the ACN Maximum Amount, to pay its debts as they become due and to finance the current and anticipated operating and capital requirements of its business, as reconstituted by such plan, for two years from the date any such plan is expected to be implemented. In 2001, ACNielsen merged with VNU N.V. Pursuant to the Indemnity and Joint Defense Agreement, VNU is to be included with ACNielsen for purposes of determining the ACN Maximum Amount, and VNU assumed ACNielsen's liabilities under that agreement.

In connection with the 1998 Distribution, Old D&B and Donnelley entered into an agreement (the "1998 Distribution Agreement") whereby Old D&B assumed all potential liabilities of Donnelley arising from the IRI action and agreed to indemnify Donnelley in connection with such potential liabilities.

As a result of their 1998 separation and pursuant to the related distribution agreement, IMS Health and NMR are each jointly and severally liable for all Cognizant liabilities under the Indemnity and Joint Defense Agreement. In 1999, NMR was acquired by VNU N.V. and VNU assumed NMR's liabilities under the Indemnity and Joint Defense Agreement.

Under the terms of the 2000 Distribution, New D&B undertook to be jointly and severally liable with Moody's for Old D&B's obligations to Donnelley under the 1998 Distribution Agreement, including any liabilities arising under the Indemnity and Joint Defense Agreement. However, as between themselves, each of New D&B and Moody's will be responsible for 50% of any payments to be made with respect to the IRI action pursuant to the 1998 Distribution Agreement, including legal fees or expenses related thereto.

Management is unable to predict at this time the final outcome of the IRI action or whether the resolution of this matter could materially affect Moody's results of operations, cash flows or financial position. As such, no amount in respect of this matter has been accrued in the financial statements of the Company.

Legacy Tax Matters

Old D&B and its predecessors entered into global tax planning initiatives in the normal course of business, including through tax-free restructurings of both their foreign and domestic operations. These initiatives are subject to normal review by tax authorities.

Pursuant to a series of agreements, as between themselves, IMS Health and NMR are jointly and severally liable to pay one-half, and New D&B and Moody's are jointly and severally liable to pay the other half, of any payments for taxes, penalties and accrued interest resulting from unfavorable IRS rulings on certain tax matters (excluding the matter described below as "Amortization Expense Deductions" for which New D&B and Moody's are solely responsible) and certain other potential tax liabilities after New D&B and/or Moody's pays the first $137 million, which amount was paid in connection with the matter described below as "Utilization of Capital Losses".

In connection with the 2000 Distribution and pursuant to the terms of the related Distribution Agreement, New D&B and Moody's have, between themselves, agreed to each be financially responsible for 50% of any potential liabilities that may arise to the extent such potential liabilities are not directly attributable to their respective business operations.

Without limiting the generality of the foregoing, three specific tax matters are discussed below.

Royalty Expense Deductions

During the second quarter of 2002, New D&B received a Notice of Proposed Adjustment from the IRS with respect to a partnership transaction entered into in 1993. In this Notice, the IRS proposed to disallow certain royalty expense deductions claimed by Old D&B on its 1994, 1995 and 1996 tax returns. New D&B disagrees with the position taken by the IRS in its Notice and filed a responsive brief to this effect with the IRS. In addition, the IRS recently indicated that it may assess penalties on this matter. If the IRS were to issue a formal assessment consistent with the Notice (and including penalties), and were to prevail in its position, then New D&B would be required to pay the assessment. If New D&B were to challenge the assessment in U.S. District Court rather than in U.S. Tax Court, then a payment of the disputed amount would be required in connection with such challenge. Should any such payments be made by New D&B, then pursuant to the terms of the 2000 Distribution Agreement, Moody's would have to pay to New D&B its 50% share. The Company estimates that its share of the required payment to the IRS could be up to approximately $55 million (including penalties and interest, and net of tax benefits). Moody's also could be obligated for future interest payments on its share of such liability.

In a related matter, New D&B has received a Preliminary Summary Report from the IRS stating its intention to ignore the partnership structure that had been established and reallocate to Old D&B income and expense items that had been claimed on the partnership tax return for 1996. If the IRS were to issue a formal assessment consistent with the Report and were to prevail in this matter, then

New D&B would be required to pay the assessment. If New D&B were to challenge the assessment in U.S. District Court rather than in U.S. Tax Court, then a payment of the disputed amount would be required in connection with such challenge. Moody's estimates that its share of the exposure to the IRS for this matter could be up to approximately $46 million (including penalties and interest, and net of tax benefits). Such exposure could be in addition to the amount described in the preceding paragraph.

Amortization Expense Deductions

The IRS has requested from New D&B documentation with respect to a transaction executed in 1997 that could result in amortization expense deductions from 1997 through 2012. It is possible that the IRS could ultimately challenge these deductions and that New D&B could make payments to the IRS related to previously claimed deductions. In that event, Moody's would be required to pay to New D&B its 50% share of New D&B's payments to the IRS. In addition, should New D&B discontinue claiming the amortization deductions on future tax returns, Moody's would be required to repay to New D&B an amount equal to the discounted value of its 50% share of the related future tax benefits. New D&B had paid the discounted value of future tax benefits from this transaction in cash to Moody's at the Distribution Date. Management estimates that the Company's current potential exposure related to this matter is $89 million (including penalties and interest, and net of tax benefits). This exposure could increase by approximately $3 million to $6 million per year, depending on actions that the IRS may take with respect to assessments and on whether New D&B continues claiming the amortization deductions on its tax returns.

Utilization of Capital Losses

The IRS has completed its review of the utilization of certain capital losses generated during 1989 and 1990. On June 26, 2000, the IRS, as part of its audit process, issued a formal assessment with respect to the utilization of these capital losses and Old D&B responded by filing a petition for a refund in the U.S. District Court on September 21, 2000, after the payments described below were made.

On May 12, 2000, an amended tax return was filed for the 1989 and 1990 tax periods, which reflected $561.6 million of tax and interest due. Old D&B paid the IRS approximately $349.3 million of this amount on May 12, 2000; 50% of such payment was allocated to Moody's and had previously been accrued by the Company. IMS Health informed Old D&B that it paid to the IRS approximately $212.3 million on May 17, 2000. The payments were made to the IRS to stop further interest from accruing, and New D&B is contesting the IRS' assessment. New D&B has indicated that it would also contest the assessment of penalties or other amounts, if any, in excess of the amounts paid. With the possible exception of the matter described in the following sentence, Moody's does not anticipate any further income statement charges or cash payments related to IRS assessments for this matter. If the IRS were to disallow prior deductions of all transaction costs associated with this matter, Moody's estimates that its exposure for its share of the additional taxes, penalties and interest (net of tax benefits) on this matter would be approximately $5 million.

Subsequent to making its May 2000 payment to the IRS, IMS Health sought partial reimbursement from NMR under their 1998 distribution agreement (the "IMS/NMR Agreement"). NMR paid IMS Health less than the amount sought by IMS Health under the IMS/NMR Agreement and, in 2001, IMS Health filed an arbitration proceeding against NMR to recover the difference. IMS Health sought to include Old D&B in this arbitration, arguing that if NMR should prevail in its interpretation of the IMS/NMR Agreement, then IMS Health could seek the same interpretation in an alternative claim against Old D&B. Neither Old D&B nor any of its predecessors was a party to the IMS/NMR Agreement. A decision from the arbitration panel is expected in 2003. If NMR should prevail in the arbitration against IMS Health and, in turn, IMS Health should prevail against Old D&B, then the Company believes that the additional liability of Old D&B would be approximately $15 million, net of tax benefits. Under the terms of the 2000 Distribution, Moody's and New D&B would each be responsible for one half of such amount, or approximately $7.5 million. The Company believes that the claim asserted against Old D&B by IMS Health is without merit. As such, no amount in respect of this matter has been accrued in the financial statements.

Summary of Moody's Exposure to Three Legacy Tax Matters

The Company has considered the range and probability of potential outcomes related to the three legacy tax matters discussed above and believes that it has adequate reserves recorded in its consolidated financial statements for its probable exposures in these matters. However, it is possible that these matters could be resolved in amounts that are greater than the Company has reserved, which could result in material charges to Moody's future reported results. In addition, the cash outlays resulting from these matters, which the Company currently estimates could be as much as $202 million, could be material and could increase with time as described above. Such amount does not include potential penalties related to the payments made in May 2000 concerning Utilization of Capital Losses.

MOODY'S MATTERS

L'Association Francaise des Porteurs d' Emprunts Russes

On June 20, 2001 a summons was served in an action brought by L'Association Francaise des Porteurs d' Emprunts Russes ("AFPER") against Moody's France SA (a subsidiary of the Company) and filed in the Court of First Instance of Paris, France. In this suit, AFPER, a group of holders of bonds issued by the Russian government prior to the 1917 Bolshevik Revolution, makes claims against Moody's France SA and Standard & Poor's SA for lack of diligence and prudence in their ratings of Russia and Russian debt since 1996. AFPER alleges that, by failing to take into account the post-Revolutionary repudiation of pre-Revolutionary Czarist debt by the Soviet government in rating Russia and new issues of Russian debt beginning in 1996, the rating agencies enabled the Russian Federation to issue new debt without repaying the old obligations of the Czarist government. Alleging joint and several liability, AFPER seeks damages of Euro 2.8 billion (approximately U.S. $2.9 billion as of December 31, 2002) plus legal costs. Moody's believes the allegations lack legal or factual merit and intends to vigorously contest the action. As such, no amount in respect of this matter has been accrued in the financial statements of the Company.

NOTE 15 SEGMENT INFORMATION

The Company reports segment information in accordance with SFAS No.131, "Disclosures about Segments of an Enterprise and Related Information". SFAS No.131 defines operating segments as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance. The Company has historically operated in one reportable business segment – Ratings, which accounted for approximately 90% of the Company's total revenue. With the April 2002 acquisition of KMV, Moody's now operates in two reportable business segments: Moody's Investors Service and Moody's KMV. Accordingly, in the second quarter of 2002, the Company restated its segment information for corresponding prior periods to conform to the current presentation.

Moody's Investors Service consists of four rating groups — structured finance, corporate finance, financial institutions and sovereign risk, and public finance — that generate revenue principally from the assignment of credit ratings on fixed-income instruments in the debt markets, and research, which primarily generates revenue from the sale of investor-oriented credit research, principally produced by the rating groups. Given the dominance of Moody's Investors Service to Moody's overall results, the Company does not separately measure or report corporate expenses, nor are they allocated to the Company's business segments. Accordingly, all corporate expenses are included in operating income of the Moody's Investors Service segment and none have been allocated to the Moody's KMV segment.

The Moody's KMV business consists of KMV, acquired in April 2002, and Moody's Risk Management Services. Moody's KMV develops and distributes quantitative credit assessment services for banks and investors in credit-sensitive assets, credit training services and credit process software.

Assets used solely by Moody's KMV are separately disclosed within that segment. All other Company assets, including corporate assets, are reported as part of Moody's Investors Service.

Revenue by geographic area is generally based on the location of the customer.

Intersegment sales are insignificant and no single customer accounted for 10% or more of total revenue.

Below are financial information by segment, Moody's Investors Service revenue by business unit and revenue and long-lived asset information by geographic area, for the years ended and as of December 31, 2002, 2001 and 2000.

Financial Information by Segment

	Year Ended December 31, 2002		
	Moody's Investors Service	Moody's KMV	Consolidated
Revenue	$ 941.8	$ 81.5	$ 1,023.3
Operating expenses	385.7	74.9	460.6
Depreciation and amortization	12.7	11.9	24.6
Operating income (loss)	543.4	(5.3)	538.1
Non-operating expense, net			(20.7)
Income before provision for income taxes			517.4
Provision for income taxes			228.5
Net income			$ 288.9
Total assets at December 31,	$ 364.2	$266.6	$ 630.8

	Year Ended December 31, 2001			Year ended December 31, 2000		
	Moody's Investors Service	Moody's KMV	Consolidated	Moody's Investors Service	Moody's KMV	Consolidated
Revenue	$ 765.9	$ 30.8	$ 796.7	$ 579.3	$ 23.0	$ 602.3
Operating expenses	352.9	28.3	381.2	272.4	24.8	297.2
Depreciation and amortization	11.5	5.5	17.0	11.4	5.2	16.6
Operating income (loss)	401.5	(3.0)	398.5	295.5	(7.0)	288.5
Non-operating expense, net			(16.6)			(4.5)
Income before provision for income taxes			381.9			284.0
Provision for income taxes			169.7			125.5
Net income			$ 212.2			$ 158.5
Total assets at December 31,	$ 475.5	$ 29.9	$ 505.4	$ 369.6	$ 28.7	$ 398.3

Moody's Investors Service Revenue by Business Unit

	Year Ended December 31,		
	2002	2001	2000
Ratings revenue:			
Structured finance	$ 381.2	$ 273.8	$ 199.2
Corporate finance	228.4	225.7	162.7
Financial institutions and sovereign risk	157.4	130.7	111.6
Public finance	81.2	64.2	46.1
Total ratings revenue	848.2	694.4	519.6
Research revenue	93.6	71.5	59.7
Total Moody's Investors Service	$ 941.8	$ 765.9	$ 579.3

Revenue and Long-lived Asset Information by Geographic Area

	2002	2001	2000
Revenue:			
United States	$ 680.3	$ 560.7	$ 428.9
International	343.0	236.0	173.4
Total	$ 1,023.3	$ 796.7	$ 602.3
Long-lived assets:			
United States	$ 269.3	$ 50.3	$ 53.4
International	15.4	8.9	8.4
Total	$ 284.7	$ 59.2	$ 61.8

NOTE 16 VALUATION AND QUALIFYING ACCOUNTS

Accounts receivable allowances primarily represent adjustments to customer billings that are estimated when the related revenue is recognized. In 2002, the Company reduced its provision rates and allowance to reflect its current estimate of the appropriate level of accounts receivable allowance. Below is a summary of activity for each of the three years in the period ended December 31, 2002:

	Balance at Beginning of the Year	Additions Charged to Revenue	Write-offs and Adjustments	Balance at End of the Year
2002	$ (27.3)	$ (20.1)	$ 31.0	$ (16.4)
2001	(24.4)	(28.8)	25.9	(27.3)
2000	(24.5)	(29.3)	29.4	(24.4)

NOTE 17 SUBSEQUENT EVENT (UNAUDITED)

In February of 2003, Moody's received a $15.9 million insurance recovery related to the September 11th tragedy, for incremental costs incurred and for lost profits due to the sharp decline in debt market activity in the weeks following the disaster. Moody's had previously received a $4.0 million advance payment in 2002, resulting in a total recovery of $19.9 million. Moody's had incurred incremental costs of $6.3 million for property damage and temporary office facilities, and had fully accrued for the recovery of these costs in its financial statements. The remainder of the insurance recovery, $13.6 million, had not been previously accrued as its realizability was not sufficiently assured. As a result, Moody's will record a gain of approximately $13.6 million, or $0.05 per diluted share, in the first quarter of 2003.

NOTE 18 QUARTERLY FINANCIAL DATA (UNAUDITED)

	Three Months Ended				
	March 31	June 30	September 30	December 31	Year
2002					
Revenue	$ 231.6	$ 271.5	$ 248.3	$ 271.9	$ 1,023.3
Operating income	134.7	147.0	127.4	129.0	538.1
Net income	72.6	78.7	67.8	69.8	288.9
Basic earnings per share	$ 0.47	$ 0.51	$ 0.44	$ 0.46	$ 1.88
Diluted earnings per share	$ 0.46	$ 0.49	$ 0.43	$ 0.45	$ 1.83
2001					
Revenue	$ 180.2	$ 205.2	$ 190.4	$ 220.9	$ 796.7
Operating income	89.8	104.0	93.7	111.0	398.5
Net income	48.0	55.5	49.9	58.8	212.2
Basic earnings per share	$ 0.30	$ 0.35	$ 0.32	$ 0.38	$ 1.35
Diluted earnings per share	$ 0.30	$ 0.34	$ 0.31	$ 0.37	$ 1.32

Basic and diluted earnings per share are computed independently for each of the periods presented. The number of weighted average shares outstanding changes as common shares are issued pursuant to employee stock plans and for other purposes or as shares are repurchased. Accordingly, the sum of the quarterly earnings per share data may not agree to the total for the year.

SELECTED FINANCIAL DATA

The Company's selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Moody's Corporation consolidated financial statements and notes thereto. In the opinion of management, these financial statements include all necessary adjustments for a fair presentation of such data in conformity with generally accepted accounting principles.

The Company's consolidated financial statements are presented as if the Company were a separate entity for all periods presented. Through September 30, 2000, the Distribution Date, Moody's expenses included allocations of costs from Old D&B for employee benefits, centralized services and other corporate overhead. Expenses related to these services were allocated to Moody's based on utilization of specific services or, where such an estimate could not be determined, based on Moody's revenue in proportion to Old D&B's total revenue. Although management believes these expense allocations are reasonable, they are not necessarily indicative of the costs that would have been incurred if the Company had performed or obtained these services as a separate entity. The allocations included in expenses in the consolidated statements of operations were $13.3 million, $17.2 million, and $16.4 million in 2000, 1999 and 1998, respectively. There were no such allocations subsequent to the Distribution Date. The financial data included herein may not necessarily reflect the results of operations and financial position of Moody's in the future or what they would have been had it been a separate entity.

	Year Ended December 31,				
	2002	2001	2000	1999	1998
RESULTS OF OPERATIONS[1][4]					
Revenue	$1,023.3	$ 796.7	$ 602.3	$ 564.2	$ 513.9
Expenses[2]	485.2	398.2	313.8	293.8	288.4
Operating income	538.1	398.5	288.5	270.4	225.5
Non-operating (expense) income, net[3]	(20.7)	(16.6)	(4.5)	8.5	12.4
Income before provision for income taxes	517.4	381.9	284.0	278.9	237.9
Provision for income taxes	228.5	169.7	125.5	123.3	95.9
Net income	$ 288.9	$ 212.2	$ 158.5	$ 155.6	$ 142.0
EARNINGS PER SHARE[1]					
Basic	$ 1.88	$ 1.35	$ 0.98	$ 0.96	$ 0.84
Diluted	$ 1.83	$ 1.32	$ 0.97	$ 0.95	$ 0.83
WEIGHTED AVERAGE SHARES OUTSTANDING					
Basic	153.9	157.6	161.7	162.3	169.5
Diluted	157.5	160.2	163.0	164.3	171.7
DIVIDENDS DECLARED PER SHARE	$ 0.180	$ 0.180	$ 0.045	$ —	$ —

	As of December 31,				
	2002	2001	2000	1999	1998
BALANCE SHEET DATA					
Total assets	$ 630.8	$ 505.4	$ 398.3	$ 274.8	$ 296.2
Long-term debt	$ 300.0	$ 300.0	$ 300.0	—	—
Shareholders' equity	$ (327.0)	$ (304.1)	$ (282.5)	$ (223.1)	$ (192.6)

(1) The 1998 data above includes revenue of $18.4 million and operating income of $4.2 million related to the Financial Information Services ("FIS") business that was sold in July 1998. Included in non-operating (expense) income, net are pre-tax gains on the sale of FIS of $9.2 million ($0.03 per basic and diluted share) in 1999 and $12.6 million ($0.04 per basic and diluted share) in 1998.

(2) Expenses in 2002 include a grant of $6.0 million made to The Moody's Foundation and Moody's KMV charges as follows: acquisition related charges of $2.9 million principally for write-offs of software and acquired in-process research and development; $1.6 million related to management transition; and $1.5 million related to the settlement of a patent licensing matter. Expenses in 2001 include $5.0 million for severance, legal fees and other costs related to a legal settlement with the Department of Justice; $6.0 million related to charitable contributions and initial funding for The Moody's Foundation, which was formed in 2001; and $3.4 million for the write-down of investments in two Argentine rating agencies.

(3) Non-operating (expense) income, net in 2002, 2001 and 2000 include $23.5 million, $22.9 million and $5.8 million, respectively, of interest expense that principally related to the $300 million of notes payable issued in October 2000. These amounts were partially offset by interest income on invested cash of $2.3 million, $6.5 million and $2.2 million in 2002, 2001 and 2000, respectively. Interest expense and income was immaterial in 1999 and 1998.

(4) The 2002 results of operations include revenue of $42.1 million, expenses of $42.8 million and an operating loss of $0.7 million related to KMV, which was acquired in April 2002.

DIRECTORS

Clifford L. Alexander, Jr.
Chairman
Moody's Corporation
President
Alexander & Associates, Inc.

Hall Adams, Jr.[1,2]
Former Chairman and
Chief Executive Officer
Leo Burnett Company, Inc.

Mary Johnston Evans[1,2]
Former Vice Chairman
AMTRAK (National Railroad
Passenger Corporation)

Robert R. Glauber[1,2]
Chairman and Chief Executive Officer
National Association of
Securities Dealers, Inc.

Senator Connie Mack[1,2]
Senior Policy Advisor
Shaw Pittman LLP

Henry A. McKinnell, Jr., Ph.D.[1,2]
Chairman and Chief Executive Officer
Pfizer Inc.

John Rutherfurd, Jr.
President and Chief Executive Officer

Board Committees
[1] Audit
[2] Compensation and Nominating

OFFICERS

John Rutherfurd, Jr.
President and Chief Executive Officer

Senior Vice Presidents

Jeanne M. Dering
Chief Financial Officer

John J. Goggins
General Counsel

Raymond W. McDaniel, Jr.
Global Ratings and Research

Chester V.A. Murray
Chief Human Resources Officer

Douglas M. Woodham
Strategy, Corporate Development
and Technology

Vice Presidents

Charles R. Bruschi
Corporate Controller

Michael D. Courtian
Investor Relations and Corporate Finance

Frances G. Laserson
Corporate Communications

Margaret G. Rienecker
Financial Planning and Analysis

Randolph A. Roy
Treasurer

Secretary

Jane B. Clark

CORPORATE OFFICE

99 Church Street
New York, NY 10007
Telephone: 212-553-0300
www.moodys.com

TRANSFER AGENT, REGISTRAR

The Bank of New York
Shareholder Relations Department - 8W
P. O. Box 11258
Church Street Station
New York, NY 10286
Telephone: 866-225-9470 Within the U.S.
Telephone: 610-312-5303 Outside the U.S.
Hearing Impaired: 800-936-4237
Online Shareholder Account Information:
Website: www.stockbny.com
Email: shareowner-svcs@bankofny.com

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP
1301 Avenue of the Americas
New York, NY 10019

FORM 10-K

The Company has filed its Annual Report on Form 10-K with the Securities and Exchange Commission. A copy of the Form 10-K is available without charge upon request to the Investor Relations Department at the Corporate Office above.

COMMON STOCK INFORMATION

The Company's common stock (symbol MCO) is listed on the New York Stock Exchange.

design: Straightline International principal photography: Ken Schles printing: Hennegan Company



Moody's Corporation

CORPORATE OFFICE, 99 CHURCH STREET · NEW YORK, NY [illegible] · [illegible]